SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the Financial Statements for the three month periods ended on December 31, 2015 and for the six-month periods ended December 31, 2015 and 2014 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2016 and for the nine-month periods ended March 31, 2016 and 2015

Legal Information

Name: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year No.: 126, beginning July 1, 2015.

Legal address: Moreno 877, 22nd floor, City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: July 10, 2015.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 1,260,140,508 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, City of Buenos Aires, Argentina.

Main business: Real estate investment.

Ownership interest: 1,199,924,697 common shares.

Voting stock: 94.74%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in (in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 0.1 each, 1 vote per share	1,260,140,508	1,259,886,188	126,014

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position as of March 31, 2016 and June 30, 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.16	06.30.15
ASSETS
Non-Current Assets
Investment properties	10	3,940,563	4,156,025
Property, plant and equipment	11	109,916	109,394
Trading properties	12	1,164	8,567
Intangible assets	13	67,127	69,015
Investments in associates and joint ventures	8,9	176,187	181,918
Deferred income tax assets	24	60,156	51,631
Income tax and minimum presumed income tax credits		249	249
Trade and other receivables	16	114,148	90,431
Investments in financial assets	17	274,285	253,546
Total Non-Current Assets		4,743,795	4,920,776
Current Assets
Trading properties	12	9,157	3,154
Inventories	14	18,323	15,347
Derivative financial instruments	23	19,955	-
Income tax credit		343,187	1,635
Trade and other receivables	16	1,839,151	808,016
Investments in financial assets	17	473,028	292,320
Cash and cash equivalents	18	4,337,906	303,499
Total Current Assets		7,040,707	1,423,971
TOTAL ASSETS		11,784,502	6,344,747
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special reserve		15,802	15,802
Changes in non-controlling interest		(19,770)	(19,770)
Retained earnings		558,722	283,582
Total capital and reserves attributable to equity holders of the parent		1,233,453	958,313
Non-controlling interest		261,863	184,834
TOTAL SHAREHOLDERS’ EQUITY		1,495,316	1,143,147
LIABILITIES
Non-Current Liabilities
Trade and other payables	19	305,972	247,812
Borrowings	22	5,139,035	3,322,488
Deferred income tax liabilities	24	92,886	107,102
Provisions	21	25,031	9,392
Total Non-Current Liabilities		5,562,924	3,686,794
Current Liabilities
Trade and other payables	19	995,780	802,151
Income tax liabilities		115,007	123,077
Payroll and social security liabilities	20	88,773	94,693
Borrowings	22	3,519,852	471,255
Derivative financial instruments	23	83	-
Provisions	21	6,767	23,630
Total Current Liabilities		4,726,262	1,514,806
TOTAL LIABILITIES		10,289,186	5,201,600
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		11,784,502	6,344,747

        The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Saúl Zang Vice President I acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the nine and three-month periods beginning July 1st, 2015 and 2014 and January 1st, 2016 and 2015, respectively and ended March 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.16	03.31.15	03.31.16	03.31.15
Revenues from sales, rentals and services	26	1,920,673	1,362,573	624,030	479,557
Revenues from expenses and collective promotion fund	26	878,319	598,166	289,734	196,068
Costs	27	(1,226,844)	(830,563)	(413,334)	(297,627)
Gross Profit		1,572,148	1,130,176	500,430	377,998
Gain from disposal of investment properties	10	175,558	3,361	19,705	-
General and administrative expenses	28	(162,173)	(91,129)	(52,169)	(34,959)
Selling expenses	28	(116,185)	(79,717)	(38,349)	(33,091)
Other operating results, net	30	(22,082)	(69,292)	(6,248)	(5,795)
Profit from operations		1,447,266	893,399	423,369	304,153
Share in (loss) / profit of associates and joint ventures	8,9	(18,843)	21,749	(15,063)	1,958
Profit from operations before financing and taxation		1,428,423	915,148	408,306	306,111
Finance income	31	527,358	79,369	202,833	21,430
Finance cost	31	(2,666,652)	(390,274)	(916,327)	(211,885)
Other financial results	31	1,512,024	92,565	571,447	59,585
Financial results, net		(627,270)	(218,340)	(142,047)	(130,870)
Profit Before Income Tax		801,153	696,808	266,259	175,241
Income tax expense	24	(160,780)	(225,810)	(58,132)	(64,399)
Profit for the period		640,373	470,998	208,127	110,842
Total comprehensive income for the period		640,373	470,998	208,127	110,842

Attributable to:
Equity holders of the parent		558,720	441,364	179,481	99,960
Non-controlling interest		81,653	29,634	28,646	10,882

Profit per share attributable to equity holders of the parent for the period:
Basic		0.44	0.35	0.14	0.08
Diluted		0.44	0.35	0.14	0.08

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Saúl Zang Vice President I acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance as of June 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	283,582	958,313	184,834	1,143,147
Comprehensive income for the period	-	-	-	-	-	-	558,720	558,720	81,653	640,373
Capital contribution of non-controlling interest………	-	-	-	-	-	-	-	-	(122)	(122)
Dividends distribution to non-controlling interest……	-	-	-	-	-	-	-	-	(4,502)	(4,502)
Dividends distribution in cash – Shareholders’ meeting as of October 30, 2015	-	-	-	-	-	-	(283,580)	(283,580)	-	(283,580)
Balance as of March 31, 2016	126,014	69,381	444,226	39,078	15,802	(19,770)	558,722	1,233,453	261,863	1,495,316

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance as of June 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	138,693	813,487	192,102	1,005,589
Comprehensive income for the period	-	-	-	-	-	-	441,364	441,364	29,634	470,998
Dividends distribution in cash – Shareholders’ meeting as of October 31, 2014	-	-	-	-	-	-	(138,693)	(138,693)	-	(138,693)
Advanced dividends distribution – Shareholders’ meeting as of March 26, 2015	-	-	-	-	-	-	(298,500)	(298,500)	-	(298,500)
Reimbursement of expired dividends	-	-	-	-	-	-	813	813	-	813
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	261	261
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	(3,946)	(3,946)
Changes in non-controlling interest	-	-	-	-	-	(63)	-	(63)	(17)	(80)
Balance as of March 31, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	143,677	818,408	218,034	1,036,442

(1) Related to CNV General Resolution N° 609/12. See Note 25.

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Saúl Zang Vice President I acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.16	03.31.15
Operating activities:
Cash generated by operations	18	1,200,468	975,871
Income tax paid		(533,143)	(171,849)
Net cash flows generated from operating activities		667,325	804,022

Investing activities:
Acquisition of real estate from parent company		-	(89,789)
Acquisition of associates and equity contribution	9	(21,000)	(31,985)
Irrevocable contributions to joint ventures	8	-	(6,600)
Sale of interest in associates	9	-	19,140
Increase in investment properties	10	(133,964)	(201,964)
Collection of barter agreements		-	124
Acquisition of property, plant and equipment	11	(6,963)	(19,984)
Advances payments		(14,247)	(14,858)
Proceeds from sale of investment properties		356,839	-
Acquisition of intangible assets	13	(605)	(439)
Increase from acquisition / subscription of financial assets		(5,816,133)	(759,775)
Decrease from sale / redemption of financial assets		5,655,419	411,682
Loans granted to related parties		(535,613)	(40)
Collection of financial assets interest		15,785	100,305
Loan repayments received from related parties		-	76,817
Net cash flows used in investing activities		(500,482)	(517,366)

Financing activities:
Acquisition of non-controlling interest		-	(80)
Capital contribution of non-controlling interest		-	261
Issuance of non-convertible notes		5,410,952	-
Payment of non-convertible notes		(848,240)
Borrowings obtained		992,087	316,126
Borrowings obtained from associates and joint ventures		-	9,000
Payment of seller financing		-	(105,861)
Repayment of borrowings		(1,037,311)	(238,087)
Repayment of borrowings of related parties		(1,675,668)	(3,085)
Proceeds from derivative financial instruments		1,258,806	102
Payment of derivative financial instruments		(27,247)	(16,054)
Payments of financial lease		(2,595)	(1,868)
Dividends paid	25	(79,792)	(137,429)
Dividends paid to non-controlling interest		(4,502)	(3,946)
Interest paid		(206,948)	(135,933)
Net cash flows generated from (used in) financing activities		3,779,542	(316,854)

Net increase (decrease) in cash and cash equivalents		3,946,385	(30,198)
Cash and cash equivalents at beginning of period	18	303,499	116,706
Foreign exchange gain on cash and cash equivalents		88,022	5,713
Cash and cash equivalents at period-end		4,337,906	92,221

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements
. Saúl Zang Vice President I acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and offices and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name of SAMAP and until 1984 we operated the major fresh foodstuff market in the City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A..

On December 22, 2014, the Company acquired from IRSA, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle, whose main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name from ALTO PALERMO S.A. (APSA) to IRSA PROPIEDADES COMERCIALES S.A. as surviving entity. Such change of corporate name was approved by the Special Shareholders’ Meeting held on February 5, 2015.

On December 18, 2014 the Group opened "Distrito Arcos" Shopping Center. Distrito Arcos, located in Palermo, City of Buenos Aires, is a premium outlet stretching over a gross rental area of roughly 14,400 square meters, housing 59 stores and 29 stands in this first stage. The second stage considers the construction of a gymnasium, a well-known pharmacy retail chain, a fast-food restaurant and amazing cultural activities, thus, achieving a total of 65 stores over a gross rental area of roughly 1,600 square meters.

Additionally, on March 17, 2015, the Group opened “Alto Comahue” Shopping Center in the city of Neuquén, in the Patagonia region, south of the country. Alto Comahue extends over a total area of 35,000 square meters and 9,500 square meters of gross rental space, with nearly 1,000 parking lots – indoor and outdoor – and a big entertaining space that will include 6 movie theaters and a thematic restaurant that will begin to operate in the coming months. The building is made up of three levels: the underground level housing the parking and service area; the ground level, containing 5,100 square meters of shopping offers, and the first level, containing 720 square meters of restaurant space with unique sights of the city, and 2,700 square meters of stores. The project is part of a mixed use complex that also hosts an operating supermarket and 2 additional plots of land. One of them is intended for the construction of a hotel and the other one – 18,000 square meters, owned by the Company – is intended for the future housing development.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Group’s business and general information (Continued)

At the date of issuance of these interim financial statements, we consolidated 333,000 square meters in 15 shopping centers, 88,217 square meters in 6 premium offices and 1 extensive land reserve for future commercial developments. We are operators and hold a majority interest in a portfolio of fifteen shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, opened on December 18, 2014), two in the province of Buenos Aires (Alto Avellaneda and Soleil) and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe.

The Company’s stocks are traded in the Buenos Aires Stock Exchange (MERVAL: IRSA CP) and in United States of America’s NASDAQ (NASDAQ: IRSA CP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder is IRSA.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on May 5, 2016.

2.	Basis for the preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.	Basis for preparation

The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by Law N° 19,550 and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Consolidated Financial Statements, as admitted by the International Financial Reporting Standards (IFRS).

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2015 prepared in accordance with IFRS. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis for preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

The Unaudited Condensed Interim Consolidated Financial Statements corresponding to the nine-month periods ended March 31, 2016 and 2015 have not been audited. Management believes they include all necessary adjustments to present, fairly, profit or loss for each period. Profit or loss for the nine and three-month periods ended March 31, 2016 and 2015 do not necessarily reflect proportionally the Group’s profit or loss for the whole fiscal years.

2.2.	Significant Accounting Policies

The accounting policies applied to the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied to the preparation of the information under IFRS as of June 30, 2015. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Group's Management to make estimates and assessment affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and assessments made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as those applied by the Group to the preparation of the Annual Consolidated Financial Statements for the year ended June 30, 2015, except for changes in the income tax provision, provision for legal claims, provision for Director's fees, allowance for bad debts and for supplementary rental.

2.4.	Comparative information

The comparative information as of June 30, 2015 and March 31, 2015 included in these Financial Statements arises from the Financial Statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

During the nine-month period ended March 31, 2016, there has been a devaluation of the Argentine peso in relation to the US Dollar and other currencies that accounted for approximately 62%. This situation affects the comparability of figures disclosed in these Financial Statements, arising mainly from the exchange rate impact on our revenues and costs of the “office and other” segment, and our assets and liabilities in foreign currency.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping center operations during the second half of the year rather than the first.

4.	Acquisitions and disposals

Nine-month period ended March 31, 2016

Sale of units in Intercontinental Building

On September 10, 2015, IRSA Propiedades Comerciales conveyed title to 5,963 square meters corresponding to seven office floors, 56 parking lots and 3 storage units in the Intercontinental Plaza building to a non-related party, with 7,159 square meters of the building being held by the Company. The amount of the transaction was Ps. 324.5 million, which has already been fully paid by the purchaser. The gross profit of the transaction amounted to Ps. 155.9 million.

On February 2, 2016, IRSA Propiedades Comerciales conveyed title to 851 square meters corresponding to offices and 8 parking lots in the Intercontinental Plaza building to an unrelated party. The Company still holds 6,308 square meters in that building. The total amount of the transaction was Ps. 41.5 million, which has already fully paid by the purchaser. The gross profit of the transaction amounts to Ps. 19.7 million.

Acquisition of the plot of land adjoining Shopping Alto Avellaneda

On December 30, 2015, the Company signed a sales and purchase agreement –granting possession– for the acquisition of a plot of land of approximately 3,822 square meters located in the city of Avellaneda, Province of Buenos Aires, for a potential enlargement of the shopping center Alto Avellaneda. The transaction amounted to USD 2.0 million, out of which USD 1.3 million have been paid to date. The balance will be paid as follows: USD 0.2 million upon registration of the plan depicting the purchase object and USD 0.5 million upon delivery of the deed conveying title to the property.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Financial Risk Management and fair value estimates

5.1.	Financial risk

The group’s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

These Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the Annual Consolidated Financial Statements as of June 30, 2015. There have been no changes in the risk management or risk management policies applied by the Group since fiscal year end.

5.2.	Fair value estimates

Since June 30, 2015 to the date of issuance of these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), except for what is mentioned in Note 2.4..

Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

6.	Segment reporting

Segment information has been prepared and classified according to different types of businesses in which the Group operates. The Group´s Investment and Development Properties business is comprised of the following segments:

•
The “Shopping Center” Segment includes revenues related to the Group’s shopping center portfolio, mainly arising from the lease of the stores and other spaces in the shopping centers as well as from the services related thereto.

•	The “Office and others” Segment includes revenues related to the Group’s activity involving the lease of offices and other rental properties as well as from the services related thereto.

•
The “Sales and Developments” Segment includes revenues from sales of Undeveloped parcels of land and/or trading properties and those related to the development and maintenance thereof. This segment also includes the proceeds from the sale of investment properties.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment reporting (Continued)

•
The “Financial operations and others” Segment primarily includes the financial activities carried out by the associate Tarshop S.A. and the consumer financing residual operations of Apsamedia S.A. (currently merged into IRSA Propiedades Comerciales). The e-commerce activities conducted through the associate Avenida Inc. were also included until the first quarter of the fiscal year ended June 30, 2015.

The Group’s Executive Board periodically reviews the results of operations and certain asset categories corresponding to these segments. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the investments in joint ventures: Nuevo Puerto Santa Fe S.A. (“NPSF”) and Quality Invest S.A., which are reported to the Group’s Executive Board, by applying the proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating income from the joint venture Entertainment Holding S.A. is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its little significance and considering that it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% in La Rural S.A..

In the last quarter of the fiscal year ended June 30, 2015, the Group has changed the presentation of the statement of comprehensive income which is reviewed by the CODM for purposes of assigning resources and assessing performance for the fiscal year for a better alignment with the current business vision and the metrics used to such end. These amendments affected the shopping centers and office and others segments. The information examined by the CODM does not include the amounts pertaining to building administration expenses and collective promotion funds from the statement of comprehensive income, and so does it exclude total recovered costs, as they are not analyzed to assess the operating performance of the segment. The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

These revenues and costs are currently presented in the reconciliation of all segments and their related consolidated operating income.

The amounts corresponding to the nine-month period ended March 31, 2015 have been retroactively adjusted to reflect these changes in segment information.

The Group’s revenues for each of its reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment reporting (Continued)

Below is a summarized analysis of the lines of business of the Group for the nine-month periods ended March 31, 2016 and 2015:

	Nine months ended March 31, 2016
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	1,733,706	200,404	1,850	603	1,936,563
Costs	(257,445)	(83,098)	(4,585)	(44)	(345,172)
Gross Profit (loss)	1,476,261	117,306	(2,735)	559	1,591,391
Gain from disposal of investment properties	-	-	175,558	-	175,558
General and administrative expenses	(122,402)	(14,334)	(25,911)	-	(162,647)
Selling expenses	(96,021)	(17,551)	(3,646)	(991)	(118,209)
Other operating results, net	(23,606)	-	-	-	(23,606)
Profit (Loss) from Operations	1,234,232	85,421	143,266	(432)	1,462,487
Share in profit / (loss) of associates and joint ventures	-	9,545	-	(27,843)	(18,298)
Segment Profit (Loss) Before Financing and Taxation	1,234,232	94,966	143,266	(28,275)	1,444,189

	Nine months ended March 31, 2015
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	1,280,409	94,799	3,673	95	1,378,976
Costs	(179,302)	(45,934)	(3,383)	(29)	(228,648)
Gross Profit	1,101,107	48,865	290	66	1,150,328
Gain from disposal of investment properties	-	-	3,361	-	3,361
General and administrative expenses	(91,276)	(196)	-	-	(91,472)
Selling expenses	(77,589)	(2,556)	(254)	(270)	(80,669)
Other operating results, net	(20,117)	(58,626)	-	8,758	(69,985)
Profit (Loss) from Operations	912,125	(12,513)	3,397	8,554	911,563
Share in profit of associates and joint ventures	-	3,041	-	12,116	15,157
Segment Profit (Loss) Before Financing and Taxation	912,125	(9,472)	3,397	20,670	926,720

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment reporting (Continued)

The following tables present a reconciliation between total operating income/loss as per the segment information and operating income/loss as per the statement of income. The adjustments are tied to the proportional consolidation of the abovementioned joint ventures.

	Nine months ended March 31, 2016
	Total Segment	Expenses and collective promotion funds adjustment	Adjustment to share in profit / (loss) of joint ventures	Adjustment to intersegment eliminations	Total as per Statement of Income
Revenues	1,936,563	878,319	(15,890)	-	2,798,992
Costs	(345,172)	(891,044)	9,372	-	(1,226,844)
Gross Profit / (Loss)	1,591,391	(12,725)	(6,518)	-	1,572,148
Gain from disposal of investment properties	175,558	-	-	-	175,558
General and administrative expenses	(162,647)	-	393	81	(162,173)
Selling expenses	(118,209)	-	2,024	-	(116,185)
Other operating results, net	(23,606)	-	1,605	(81)	(22,082)
Profit / (Loss) from Operations	1,462,487	(12,725)	(2,496)	-	1,447,266
Share in (loss) / profit of associates and joint ventures	(18,298)	-	(545)	-	(18,843)
Segment Profit / (Loss) Before Financing and Taxation	1,444,189	(12,725)	(3,041)	-	1,428,423

	Nine months ended March 31, 2015
	Total Segment	Expenses and collective promotion funds adjustment	Adjustment to share in profit / (loss) of joint ventures	Adjustment to intersegment eliminations	Total as per Statement of Income
Revenues	1,378,976	598,166	(16,403)	-	1,960,739
Costs	(228,648)	(608,134)	6,219	-	(830,563)
Gross Profit / (Loss)	1,150,328	(9,968)	(10,184)	-	1,130,176
Gain from disposal of investment properties	3,361	-	-		3,361
General and administrative expenses	(91,472)	-	262	81	(91,129)
Selling expenses	(80,669)	-	952	-	(79,717)
Other operating results, net	(69,985)	-	774	(81)	(69,292)
Profit / (Loss) from Operations	911,563	(9,968)	(8,196)	-	893,399
Share in (loss) / profit of associates and joint ventures	15,157	-	6,592	-	21,749
Segment Profit / (Loss) Before Financing and Taxation	926,720	(9,968)	(1,604)	-	915,148

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment reporting (Continued)

The CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; inventories; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets is disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the Consolidated Financial Statements, except for the Group’s share in assets of the joint ventures, Nuevo Puerto Santa Fe S.A. and Quality Invest S.A., which are all reported to the CODM under the proportional consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Group in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the CODM includes (i) the investment property balance as per the statement of financial position plus (ii) the Group’s share in the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all of the other joint ventures’ net assets in the single line item named “Investments in associates and joint ventures” in the statement of financial position. Assets are allocated to each segment based on the operations and/or their physical location. Assets and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

Group´s shopping centers, offices and other rental properties and trading properties are located in Argentina.

Below is a detail of the Group's assets as per Segment Information for the periods ended March 31, 2016 and 2015:

	Period ended March 31, 2016
	Urban properties			Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and other	Total urban properties and investments
Investment properties	1,737,421	2,115,715	194,375	-	4,047,511
Property, plant and equipment	45,337	65,215	-	-	110,552
Trading properties	-	-	10,321	-	10,321
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	-	-	38,281	-	38,281
Inventories	18,653	-	-	-	18,653
Investments in associates and joint ventures	-	25,992	-	29,091	55,083
Operating assets	1,802,734	2,210,833	242,977	29,091	4,285,635

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment reporting (Continued)

	Period ended March 31, 2015
	Urban properties			Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and other	Total urban properties and investments
Investment properties	1,789,345	2,597,581	124,490	-	4,511,416
Property, plant and equipment	38,081	74,217	-	-	112,298
Trading properties	-	-	9,029	-	9,029
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	9,264	5,409	23,608	-	38,281
Inventories	14,000	-	-	-	14,000
Investments in associates and joint ventures	-	26,350	-	37,310	63,660
Operating assets	1,852,013	2,707,468	157,127	37,310	4,753,918

The total operating segment assets as per the segment information are reconciled to the total consolidated assets as per the statement of financial position as follows:

	March 31, 2016	March 31, 2015
Total operating segment assets as per segment information	4,285,635	4,753,918
Less:
Proportionate share in reportable operating segment assets of certain joint ventures (**)	(113,148)	(116,823)
Plus:
Investments in joint ventures (*)	121,104	125,422
All other non-reportable assets	7,490,911	1,678,526
Total Consolidated Assets as per the Statement of financial position	11,784,502	6,441,043

(*) It represents the equity-accounted amount of those joint ventures, which were proportionately consolidated for segment information purposes.
(**) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment:

	March 31, 2016	March 31, 2015
Investment properties	106,948	110,567
Goodwill	5,234	5,234
Property, plant and equipment	636	626
Inventories	330	396
Total proportionate share in assets by segment of joint ventures	113,148	116,823

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

Below is the summarized financial information on subsidiaries with material non-controlling interests:

Summarized statements of financial position

	PAMSA
	March 31, 2016	June 30, 2015
ASSETS
Total Non-current assets	450,840	517,465
Total current assets	675,717	487,492
TOTAL ASSETS	1,126,557	1,004,957
LIABILITIES
Total Non-current liabilities	23,123	20,791
Total Current liabilities	186,291	309,978
TOTAL LIABILITIES	209,414	330,769
NET ASSETS	917,143	674,188

Summarized statement of comprehensive income

	PAMSA
	March 31, 2016	March 31, 2015
Revenues	317,826	251,126
Profit before income tax	370,752	170,462
Income tax	(127,797)	(59,686)
Profit for the period	242,955	110,776
Total Comprehensive Income for the period	242,955	110,776
Profit attributable to non-controlling interest	48,591	22,155

Summarized statements of cash flows

	PAMSA
	March 31, 2016	March 31, 2015
Net cash generated from operating activities	125,366	77,480
Net cash used in investing activities	(81,098)	(108,397)
Net cash (used in) generated from financing activities	(43,138)	5,869
Net increase (decrease) in cash and cash equivalents	1,130	(25,048)
Cash and cash equivalents at beginning of period	10,553	44,387
Foreign exchange gain on cash and cash equivalents	797	1,995
Cash and cash equivalents at period-end	12,480	21,334

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

The information above accounts for the amount before intercompany eliminations.

Reconciliation of the summarized financial information presented with the carrying amount of the Group’s interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	March 31, 2016	June 30, 2015
Net assets at the beginning of the period / year	674,188	741,840
Profit for the period / year	242,955	146,210
Dividends distribution	-	(213,862)
Net assets at period / year-end	917,143	674,188
Net assets according to the ownership interest	80%	80%
Interest in subsidiaries	733,714	539,350
Finance costs capitalized	91,489	94,352
Book value at period / year-end	825,203	633,702

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures

As of March 31, 2016 and June 30, 2015, the Groups' joint ventures were Quality Invest S.A., NPSF, EHSA and Entretenimiento Universal S.A. (“ENUSA”). The shares in these joint ventures are unlisted.

The table below lists the Company's investments and the value of interest in joint ventures for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015.

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.16	Value recorded as of 06.30.15	Market value as of 03.31.16	Issuer’s information						Ownership interest
						Main activity	Registered office	Latest financial statements issued
								Date	Common stock (nominal value)	Income / (loss) for the period	Shareholder's equity
Quality Invest S.A.	Common shares 1 vote	76,814,342	68,172	66,967	Not Publicly	Real estate	Argentina	03.31.16	153,629	(10,589)	136,344	50%
	Contributions		-	6,500	Traded
	Goodwill		3,911	3,911
	Fair value adjustment on acquisition of joint venture		18,896	19,057
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	277,500	25,128	23,675	Not Publicly	Real estate	Argentina	03.31.16	27,750	10,088	50,256	50%
	Fair value adjustment on acquisition of joint venture	(1)	3,674	3,805	Traded
	Goodwill		1,323	1,323
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	25,874	17,181	Not Publicly	Investment	Argentina	03.31.16	44,791	11,221	51,946	50%
	Contributions		100	100	Traded
	Fair value adjustment on acquisition of joint venture		-	(23,192)
	Goodwill		-	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	18	10	Not Publicly Traded	Event organization and other	Argentina	03.31.16	12	451	712	2.5%
Total interest in joint ventures at 03.31.16			147,096	-
Total interest in joint ventures at 06.30.15			-	145,984
(1)	Nominal value per share 100.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures (Continued)

Changes in the Group’s investments in joint ventures for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	March 31, 2016	June 30, 2015
Beginning of the period / year	145,984	138,164
Capital contributions	-	6,600
Dividends distribution	(3,591)	(2,625)
Goodwill written off	(4,297)	-
Share in profit, net	9,000	3,845
End of the Period / year-end	147,096	145,984

Restriction, commitments and other matters in respect of joint ventures

According to the laws of Argentina, where the Group operates, 5% of the profit for the year shall be allocated to a legal reserve until 20% of capital stock is reached. This legal reserve is not available for dividend distribution and can only be reversed to absorb losses. The Group’s joint ventures have not reached the legal limit of this reserve yet.

Quality Invest S.A.

In March 2011, Quality Invest S.A. (the Company) signed an agreement for the purchase of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”), a leading tobacco company based in Argentina. The plant is located in San Martin, Province of Buenos Aires; the facilities have the necessary features and scales for multiple uses. The purchase price was agreed in the amount of USD 33.0 million. As part of the agreement, Nobleza requested to hold possession of the plant under a lease agreement for a maximum term of 3 years to be able to move all its operations to the new site. On March 2, 2015, a memorandum of agreement was signed, whereby the lease agreement was terminated and the San Martín plant was returned to the Company. In April 2011, Quality appealed to the National Antitrust Commission (CNDC) for an advisory opinion about whether the Company was bound to give notice of the transaction. Later, the Court of Appeals confirmed the CNDC's decision regarding the obligation of the Company to give notice of the transaction. Therefore, on February 23, 2012, Form F1 was filled. On March 8, 2016 the CNDC resolves to authorize the economic concentration transaction involving the acquisition of the industrial plant by Quality Invest S.A.

On January 20, 2015, Quality Invest S.A. and the local council of San Martín entered into an agreement for the development of a new mixed-used project including the construction of a shopping mall, offices and housing – among other buildings – on the land formerly occupied by Nobleza Piccardo’s factory.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures (Continued)

As a result, and subject to certain conditions, the Agreement contemplates a monetary compensation to the City Council of San Martín in the amount of Ps. 40 million, payable in two installments of Ps. 20 million each. The first one has been paid out, while the second – adjustable based upon the index of the Argentine Chamber of Construction – will be paid within 60 days following the registration of the land subdivision plan with the Office of Geodesy of the Buenos Aires province, a milestone that has not yet taken place.

On January 5, 2016 the Official Bulletin of the Province of Buenos Aires published the Order of Provincial Ratification (of the Municipal Ordinance), whereby the urban parameters originally requested entered into full force, thus concluding the legislative enactment process.

Entertainment Holdings S.A.

During November 2012, IRSA Propiedades Comerciales acquired shares of common stock, representing 50% of EHSA’s capital stock and votes and, as a consequence, IRSA Propiedades Comerciales , holds a jointly indirect interest in La Rural S.A. (LRSA) of 25% which operates the  Exhibition Center ”Predio Ferial de Buenos Aires”.

In connection with the Exhibition Center, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Exhibition Center to the Sociedad Rural Argentina (SRA); the effect of this new order was to revoke the sale transaction. Afterwards, on March 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 calendar days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National Government against the injunction timely requested by the SRA.

IRSA Propiedades Comerciales has neither been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/12 was found to be unconstitutional, such order shall have no legal effects for either EHSA or the acquisition of an equity interest in EHSA by IRSA Propiedades Comerciales Otherwise, should a court render the Executive Order 2699/91 null and void, this decision may have a real impact on the assets acquired. In this scenario, the judicial decision may  render the purchase of the Plot of Land by SRA null and void, and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures (Continued)

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL GOVERNMENT – EXECUTIVE BRANCH ON ACTION FOR DECLARATORY JUDGMENT, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

On June 2, 2015, Sociedad Rural Argentina filed an appeal against the ruling indicated above and on that same date, the appeal was admitted with staying effects. While a decision on the appeal filed with the Court is pending, the motion to lift the injunction filed by the National Government will have no effect.

On September 17, 2015, the Court of Appeals, second chamber, decided to reject the lifting of the injunction. Against this resolution the National Government filed an Extraordinary Appeal. In November 2015, the Court of Appeals dismissed the extraordinary appeal filed by the National Government.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures other than those previously mentioned.

On March 11, 2016 La Rural S.A. was summoned as third party in the case referred to above, and filed an answer to such summons on April 6, 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9. Interests in associates

The table below lists the Company's investments and the value of interests in associates for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015.

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.16	Value recorded as of 06.30.15	Market value as of 03.31.16	Issuer’s information						Ownership interest
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Loss for the period	Shareholder's equity
Tarshop S.A.	Common shares 1 vote	48,759,288	8,091	14,251	Not publicly	Consumer	Argentina	03.31.16	243,796	(140,790) (1)	145,461	20%
	Contributions		21,000	22,000	traded	financing
	Intragroup transactions		-	(317)
Total interest in associates as of 03.31.16			29,091	-
Total interest in associates as of 06.30.15			-	35,934

(1)	It corresponds to the result of the nine-month period beginning July 1, 2015 and ended March 31, 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates (Continued)

Changes in the Group’s investment in associates for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	March 31, 2016	June 30, 2015
Beginning of the period / year	35,934	33,680
Acquisitions	-	9,985
Capital contribution	21,000	22,000
Investment at fair value (i)	-	(30,089)
Sale of equity interest in associates	-	(10,382)
Share in (loss) / profit, net	(27,843)	10,740
End of the period / year end	29,091	35,934

(i)	On September 2, 2014, the Group reduced its equity interest in Avenida Inc. S.A., as a result of which it changed its valuation method to fair value.

Restriction, commitments and other matters in respect of associates

According to the laws of Argentina, where the Group operates, 5% of the profit for the year shall be allocated to a legal reserve until 20% of capital stock is reached. This legal reserve is not available for dividend distribution and can only be reversed to absorb losses. The Group’s investments have not reached the legal limit of this reserve yet.

Amendments to the regulatory framework, economic context and their implications for Tarshop S.A.

The Central Bank (“BCRA”) amended certain aspects of the regulatory framework applicable to the business activity conducted by Tarshop. Based on these modifications, our associate is in the process of tailoring its operations. In this context, BHSA and IRSA CP approved a capitalization pro-rata their shareholdings for a total amount of Ps. 215 million that have already been monetized.

No contingent liabilities are recorded in connection with the Group’s interest in associates.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Shopping centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
As of July 1, 2014
Costs	2,432,975	183,654	80,528	357,766	3,054,923
Accumulated depreciation	(1,273,860)	(27,571)	-	-	(1,301,431)
Net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Year ended June 30, 2015
Net book amount at beginning of year	1,159,115	156,083	80,528	357,766	1,753,492
Additions (iii)	60,377	2,486,720	90,589	186,459	2,824,145
Transfers to property, plant and equipment	(140)	-	-	(8,779)	(8,919)
Transfers to trading properties	(3,107)	-	-	-	(3,107)
Transfers (ii)	484,958	23,080	25,331	(533,369)	-
Disposals (iv)	(114)	(239,787)	(1,666)	(2,077)	(243,644)
Depreciation	(97,855)	(68,087)	-	-	(165,942)
Book amount at year end	1,603,234	2,358,009	194,782	-	4,156,025
As of June 30, 2015
Costs	2,974,949	2,453,667	194,782	-	5,623,398
Accumulated depreciation	(1,371,715)	(95,658)	-	-	(1,467,373)
Net book amount	1,603,234	2,358,009	194,782	-	4,156,025
Period ended March 31, 2016
Net book amount at beginning of period	1,603,234	2,358,009	194,782	-	4,156,025
Additions	123,970	9,938	56	-	133,964
Transfers to property, plant and equipment	-	(9,646)	-	-	(9,646)
Disposals (iv)	-	(181,266)	(463)	-	(181,729)
Depreciation (i)	(86,770)	(71,281)	-	-	(158,051)
Net book amount at period-end	1,640,434	2,105,754	194,375	-	3,940,563
As of March 31, 2016
Costs	3,098,919	2,272,693	194,375	-	5,565,987
Accumulated depreciation	(1,458,485)	(166,939)	-	-	(1,625,424)
Net book amount	1,640,434	2,105,754	194,375	-	3,940,563

(i)	As of March 31, 2016, depreciation was included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28).
(ii)	It includes transfers due to the opening of Alto Comahue and Distrito Arcos Shopping Centers.
(iii)	It includes additions due to the acquisition of assets from IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.
(iv)	It includes disposals due to the sale of functional units of Intercontinental Building as of March 31, 2016 and June 30, 2015.

The following amounts have been recognized in the statement of income:

	March 31, 2016	March 31, 2015
Revenues from rental and services	1,918,911	1,358,805
Expenses collected and collective promotion fund	878,319	598,166
Costs of property operations	(1,222,215)	(827,151)
Gain from disposal of investment properties	175,558	3,361

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties (Continued)

Borrowing costs in the amount of Ps. 12,956 incurred during the period ended March 31, 2015 were capitalized at the Company’s general borrowing rate of 15%. Those costs correspond to Alto Comahue. The capitalization of finance costs has ceased since the completion of the shopping mall, therefore, no finance costs were capitalized as of March 31, 2016.

Arcos del Gourmet

Injunction:

On December 2013, the Judicial Branch confirmed an injunction that suspended the opening of the shopping center on the grounds that it had not obtained certain governmental permits in the context of two legal proceedings, where a final decision favorable to the Company has currently been rendered.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was denied by the lower and appellate courts. Consequently, it filed an appeal with the Supreme Court of Justice of the City of Buenos Aires, which so far, has not rendered a decision.

At present, the Shopping Center Distrito Arcos is open to the public and operating normally.

Concession status:

The National Government issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito ceased to be used for rail purposes, in order to be used for the development of integral urbanization projects.

In this respect and as part of several measures related to other licensees and/or concessionaires, we have taken notice, in the related docket file, of the revocation of the Contract for Readjustment of the Concession of Rights of use and Development number AF000261 issued by Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish) through Resolution 170/2014.

It should further be considered that such measure:

(i)	has not been adopted due to noncompliance of our subsidiary;
(ii)	has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions to date;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative appeals and has also filed a legal action requesting that the revocation of such concession be overruled and has concurrently brought an action for determination of lease rental payments as a result of which it is making judicial deposits of the monthly rental payments.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties (Continued)

The following is a summary of the Group´s investment properties by type as of March 31, 2016 and June 30, 2015:

	Net book value
Name	March 31, 2016	June 30, 2015
Shopping Centers Portfolio:
Abasto	106,931	109,159
Alto Palermo Shopping	79,496	84,171
Alto Avellaneda	49,033	49,245
Paseo Alcorta	38,956	40,083
Alto Noa	15,126	12,146
Buenos Aires Design	5,221	8,735
Patio Bullrich	61,987	63,103
Alto Rosario	72,922	63,431
Mendoza Plaza	57,018	61,168
Dot Baires Shopping	396,772	404,533
Córdoba Shopping	45,287	48,566
Distrito Arcos	277,084	229,800
Alto Comahue	315,168	303,868
Patio Olmos	24,918	26,524
Soleil Premium Outlet	80,825	84,301
Ocampo parking space	13,690	14,401
Shopping centers portfolio	1,640,434	1,603,234
Office and other rental properties portfolio:
Abasto offices	9,244	11,084
Alto Palermo Shopping Annex	29,593	31,431
Dot building	116,493	119,384
Anchorena 665	11,541	11,727
Zelaya 3102	1,442	1,442
Suipacha 664	114,476	123,212
Bouchard 710	498,982	510,002
Intercontinental building (i)	196,865	388,446
República building	676,257	695,019
Della Paolera 265	515,665	526,811
Office and other rental properties portfolio	2,170,558	2,418,558
Undeveloped parcels of land:
Building annexed to DOT	25,336	25,336
Luján plot of land	41,565	41,972
Caballito – Ferro	36,890	36,890
Intercontinental Plot of Land Tower B	90,584	90,584
Undeveloped parcels of land	194,375	194,782
Total	4,005,367	4,216,574

(i)
The breakdown of investment properties as of March 31, 2016 and June 30, 2015 includes property, plant and equipment in the amount of Ps. 64,804 and Ps. 60,549, respectively that reflect offices used by the Group.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
As of July 1, 2014
Costs	13,809	12,438	84,986	291	56	111,580
Accumulated depreciation	(10,624)	(8,344)	(68,769)	(291)	-	(88,028)
Net book amount	3,185	4,094	16,217	-	56	23,552
Year ended June 30, 2015
Net book amount at the beginning of year	3,185	4,094	16,217	-	56	23,552
Additions (ii)	61,192	2,586	22,687	2,863	-	89,328
Transfers from investment properties	-	3,618	5,301	-	-	8,919
Disposal of unused assets	-	(46)	-	-	-	(46)
Depreciation	(2,801)	(1,110)	(7,971)	(477)	-	(12,359)
Book amount at year-end	61,576	9,142	36,234	2,386	56	109,394
As of June 30, 2015
Costs	75,001	18,596	112,974	3,154	56	209,781
Accumulated depreciation	(13,425)	(9,454)	(76,740)	(768)	-	(100,387)
Net book amount	61,576	9,142	36,234	2,386	56	109,394
Period ended March 31, 2016
Net book amount at beginning of period	61,576	9,142	36,234	2,386	56	109,394
Additions	-	982	7,007	-	-	7,989
Transfers from property, plant and equipment	9,646	-	-	-	-	9,646
Depreciation (i)	(6,166)	(1,100)	(9,418)	(429)	-	(17,113)
Net book amount at period-end	65,056	9,024	33,823	1,957	56	109,916
As of March 31, 2016
Costs	84,647	19,578	119,981	3,154	56	227,416
Accumulated depreciation	(19,591)	(10,554)	(86,158)	(1,197)	-	(117,500)
Net book amount	65,056	9,024	33,823	1,957	56	109,916

(i)
As of March 31, 2016, depreciation was charged to “Costs” in the amount of  Ps. 13,832, to “General and administrative expenses” in the amount of Ps. 3,121 and to “Selling expenses“ in the amount of Ps. 160 of the Unaudited Statement of Comprehensive Income (Note 28).

(ii)	It includes additions due to the acquisition of assets from IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trading properties

Changes in trading properties for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Completed properties	Undeveloped sites	Total
As of July 1, 2014	2,712	6,827	9,539
Transfers	-	3,107	3,107
Disposals / Sales (i)	(925)	-	(925)
As of June 30, 2015	1,787	9,934	11,721
Disposals / Sales (ii) (Note 28)	(1,400)	-	(1,400)
As of March 31, 2016	387	9,934	10,321

(i)	As of June 30, 2015, it corresponds to the sale of functional units (apartments and parking lots) of Condominio I and II.
(ii)	As of March 31, 2016, it corresponds to the sale of the apartment located at Entre Ríos 465/9.

Breakdown of current and non-current Company’s trading properties is as follows:

	March 31, 2016	June 30, 2015
Non-current	1,164	8,567
Current	9,157	3,154
	10,321	11,721

The following is a summary of the Group's trading properties by type as of March 31, 2016 and June 30, 2015:

	Net book amount
Description	March 31, 2016	June 30, 2015	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	3,107	3,107	may-15
Residential project Neuquén	803	803	may-06
Total undeveloped sites	9,934	9,934

Completed properties:
Condominios I	21	21	apr-11
Condominios II	366	366	nov-13
Apartment at Entre Ríos 465/9	-	1,400	nov-13
Total completed properties	387	1,787
Total	10,321	11,721

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units ("Barters") (iii)	Others	Total
As of July 1, 2014
Costs	506	14,779	20,873	32,872	11,861	80,891
Accumulated amortization	-	(14,283)	-	-	(854)	(15,137)
Net book amount	506	496	20,873	32,872	11,007	65,754
Year ended June 30, 2015
Net book amount at beginning of year	506	496	20,873	32,872	11,007	65,754
Additions	-	467	-	5,409	-	5,876
Disposals	(506)	-	-	-	-	(506)
Amortization	-	(490)	(471)	-	(1,148)	(2,109)
Book amount at year end	-	473	20,402	38,281	9,859	69,015
As of June 30, 2015
Costs	-	15,246	20,873	38,281	11,861	86,261
Accumulated amortization	-	(14,773)	(471)	-	(2,002)	(17,246)
Net book amount	-	473	20,402	38,281	9,859	69,015
Period ended March 31, 2016
Net book amount at beginning of period	-	473	20,402	38,281	9,859	69,015
Additions	-	605	-	-	-	605
Amortization (i)	-	(144)	(706)	-	(1,643)	(2,493)
Net book amount at period-end	-	934	19,696	38,281	8,216	67,127
As of March 31, 2016
Costs	-	15,851	20,873	38,281	11,861	86,866
Accumulated amortization	-	(14,917)	(1,177)	-	(3,645)	(19,739)
Net book amount	-	934	19,696	38,281	8,216	67,127

(i)	As of March 31, 2016, amortization is included in “Costs” in the Unaudited Statement of Comprehensive Income (Note 28). There are no impairment charges for any of the reported periods / years.
(ii)	It corresponds to Distrito Arcos. Depreciation began in January 2015, upon delivery of the shopping mall.
(iii)	It corresponds to receivables in kind representing the right to receive residential apartments in the future through barter agreements.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Inventories

Company’s inventories as of March 31, 2016 and June 30, 2015 were as follows:

	March 31, 2016	June 30, 2015
Current
Materials and other items of inventories	18,323	15,347
Total inventories	18,323	15,347

15.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets or liabilities take place with sufficient frequency and sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, derivatives, bonds and non-convertible notes for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise derivative financial instruments.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. As of March 31, 2016, the company has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at period-end.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.           Financial instruments by category (Continued)

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports. According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer. Since June 30, 2015, there have been no transfers between the several tiers used in estimating the different levels of fair value of the Group’s financial instruments.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2016 and June 30, 2015 and their allocation to the fair value hierarchy:

	March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A.	108,082	-	-	108,082
- Investment in equity securities in Avenida Inc. S.A	166,203	-	-	166,203
- Mutual funds	80,941	-	-	80,941
- Government bonds	194,489	-	-	194,489
- Bonds issued by Banco Macro	2,940	-	-	2,940
- Non-convertible notes related parties	205,683	-	-	205,683
- Foreign-currency forward contracts	-	19,560	-	19,560
- Interest rate swap	-	395	-	395
Total Assets	758,338	19,955	-	778,293

	March 31, 2016
	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss:
- Foreign-currency futures contracts	83	-	-	83
Total Liabilities	83	-	-	83

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.           Financial instruments by category (Continued)

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	71,470	-	-	71,470
- Investments in equity securities in Avenida Inc. S.A	102,316	-	-	102,316
- Mutual funds	107,977	-	-	107,977
- Government bonds	79,555	-	-	79,555
- Bonds issued by Banco Macro	1,789	-	-	1,789
- Non-convertible notes related parties	74,928	-	-	74,928
Total Assets	438,035	-	-	438,035

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency forward contracts	Present value method	Theoretical price	Money market curve; Interest curve; Foreign exchange curve.

Arcos del Gourmet S.A. purchase option	Discounted cash flows	-	Projected revenues and discount rate

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Trade and other receivables

The following table shows the amounts of trade and other receivables as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Non-current
Leases and services receivable	10,420	3,000
Averaging of scheduled rent escalation	70,885	53,044
Property sales receivable	59	192
Less: Allowance for doubtful accounts	(2,208)	(2,208)
Total Non-current trade receivables	79,156	54,028
Prepayments	11,526	11,274
VAT credits	22,950	23,568
Other	516	1,561
Total non-current other receivables	34,992	36,403
Total non-current trade and other receivables	114,148	90,431
Current
Leases and services receivable	300,592	253,514
Averaging of scheduled rent escalation	94,150	85,674
Post-dated checks	334,105	233,312
Property sales receivables	662	537
Consumer financing receivables	14,846	14,620
Debtors under legal proceedings	74,449	60,919
Less: Allowance for doubtful accounts	(97,113)	(82,295)
Total current trade receivables	721,691	566,281
Prepayments	60,017	92,481
VAT credits	2,176	1,853
Loans	7,143	10,750
Other tax credits	11,305	4,867
Advance payments	47,164	43,386
Other	3,368	11,197
Less: Allowance for doubtful accounts	(165)	(165)
Total current other receivables	131,008	164,369
Related parties (Note 33)	986,452	77,366
Total current trade and other receivables	1,839,151	808,016
Total trade and other receivables	1,953,299	898,447

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Trade and other receivables (Continued)

Changes in the Group’s allowance for doubtful accounts are as follows:

	March 31, 2016	June 30, 2015
Beginning of the period / year	84,668	73,807
Additions (Note 28)	24,271	22,653
Unused amounts reversed (Note 28)	(9,426)	(10,489)
Used during the period / year	(27)	(1,303)
End of the period / year-end	99,486	84,668

The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the unaudited statement of comprehensive income (Note 28). Amounts charged to the allowance account are generally written off, when no recovery is expected.

17.	Investments in financial assets

The following table shows the amounts of investments in financial assets as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Non-current
Financial assets at fair value through profit or loss:
Investment in equity securities in Avenida Inc. S.A.	166,203	102,316
Investment in equity securities in TGLT S.A.	108,082	71,470
Financial assets at amortized cost:
Non-convertible notes related parties (ii) (Note 33)	-	79,760
Total Non-current	274,285	253,546
Current
Financial assets at fair value through profit or loss:
Mutual funds (i)	69,916	105,977
Non-convertible notes related parties (Note 33)	205,683	74,928
Bonds issued by Banco Macro	2,940	1,789
Government bonds	194,489	79,555
Financial assets at amortized cost:
Non-convertible notes related parties (ii) (Note 33)	-	30,071
Total current	473,028	292,320
Total investments in financial assets	747,313	545,866

(i)	It includes investments granted as collateral to trade foreign currency future contracts.
(ii)	During the period ended March 31, 2016, the Group decided to no longer hold them to maturity.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Cash at bank and on hand	4,326,881	301,499
Mutual funds	11,025	2,000
Total cash and cash equivalents	4,337,906	303,499

Following is a detailed description of cash flows provided by the Group’s operations for the nine-month periods ended March 31, 2016 and 2015:

	Note	March 31, 2016	March 31, 2015
Income for the period		640,373	470,998
Adjustments:
Income tax expense	24	160,780	225,810
Depreciation and amortization	28	177,657	120,377
Goodwill written off	8	4,297	-
Disposal of unused investment properties	10	463	2,806
Loss / (Gain) from disposal of trading property		241	(3,163)
Gain from disposal of equity interest in associates	30	-	(8,758)
Gain from disposal of investment properties	10	(175,558)	(3,361)
Provision for directors’ fees		43,585	32,292
Averaging of scheduled contracts escalation	26	(26,317)	(19,873)
Long-term incentive program reserve	32	12,830	17,047
(Gain) / Loss from derivative financial instruments	31	(1,251,430)	2,961
Gain on financial assets at fair value through profit or loss	31	(273,728)	(95,526)
Financial results, net		1,878,149	331,083
Doubtful accounts, net	28	14,845	7,945
Provisions, net	30	1,339	7,375
Share in loss / (profit) of associates and joint ventures	8,9	18,843	(21,749)
Unrealized foreign exchange gain, net		(88,021)	(5,713)
Changes in operating assets and liabilities:
Increase in inventories	14	(2,976)	(3,236)
Decrease in trading properties	12	1,159	2,538
Increase in trade and other receivables	16	(172,829)	(201,977)
Increase in trade and other payables	19	245,249	122,658
Decrease in payroll and social security liabilities	20	(5,920)	(3,302)
Uses in provisions	21	(2,563)	(1,361)
Net cash generated from operating activities before income tax paid		1,200,468	975,871

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.           Cash flow and cash equivalent information (Continued)

	March 31, 2016	March 31, 2015
Non-cash transactions
Increase in related party borrowings through the sale of government securities	229,385	-
Payment of trade and other payables with the delivery of trading properties	-	1,135
Purchase financing of property, plant and equipment	1,026	697
Transfer of investment properties to property, plant and equipment	9,646	3,922
Decrease in trade and other payable through a decrease in trade and other receivables	-	2,267
Repayment of related party borrowings through dividends receivable	3,591
Expired dividends	-	813
Transfer of investment properties to intangible assets	-	1,666
Dividends earned from loans offsets	-	2,625
Change in the criterion for measuring the interest in Avenida Inc. S.A.	-	30,089
Payment of interests with financial assets	-	6,995
Dividends pending payment	7,102	300,148
Decrease in trade and other payable through a decrease in trade and other receivables	253,663	-
 Acquisition of real property from parent company

Assets acquired
Investment properties	-	2,563,105
Property, plant and equipment	-	73,386
Total assets acquired	-	2,636,491
Trade and other receivables	-	(307,893)
Investments in financial assets	-	(43,633)
Borrowings	-	(2,195,176)
Cash	-	(89,789)
Total consideration	-	(2,636,491)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Trade and other payables

The following table shows the amounts of trade and other payables as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Non-current
Rental and service payments received in advance	85,584	61,715
Admission rights	186,167	146,036
Tenant deposits	3,600	6,044
Total Non-current trade payables	275,351	213,795
Tax payment plans	17,366	20,606
Other income to be accrued	7,049	7,420
Others	5,976	5,953
Total non-current other payables	30,391	33,979
Related parties (Note 33)	230	38
Total non-current trade and other payables	305,972	247,812
Current
Trade payables	62,080	65,912
Accrued invoices	174,841	92,251
Customer advances	5,315	4,493
Rental and service payments received in advance	213,893	185,991
Admission rights	172,292	142,709
Tenant deposits	24,638	13,283
Total current trade payables	653,059	504,639
VAT payable	28,164	39,615
Withholdings payable	26,608	25,070
Other taxes payable	10,743	9,373
Other income to be accrued	495	495
Tax payment plans	67,988	4,182
Dividends	-	50,147
Others	3,555	3,692
Total current other payables	137,553	132,574
Related parties (Note 33)	205,168	164,938
Total current trade and other payables	995,780	802,151
Total trade and other payables	1,301,752	1,049,963

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Current
Provision for vacations, bonuses and other	77,818	78,794
Social security payable	10,955	15,899
Total payroll and social security liabilities	88,773	94,693

21.	Provisions

The following table shows the changes in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
As of July 1, 2014	24,974	59	25,033
Increases	19,774	-	19,774
Recovery	(9,913)	-	(9,913)
Used during the year	(1,813)	-	(1,813)
Share in loss of joint ventures	-	(59)	(59)
As of June 30, 2015	33,022	-	33,022
Increases (Note 30)	9,100	-	9,100
Recovery (Note 30)	(7,761)	-	(7,761)
Used during the period	(2,563)	-	(2,563)
As of March 31, 2016	31,798	-	31,798

(*)           It corresponds to equity interests in joint ventures with negative equity.

Breakdown of current and non-current provisions is as follows:

	March 31, 2016	June 30, 2015
Non-current	25,031	9,392
Current	6,767	23,630
	31,798	33,022

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings

The following table shows the Company's borrowings as of March 31, 2016 and June 30, 2015:

						Book value
	Secured/ unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value	March 31, 2016	June 30, 2015
Non-current
NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	120,000	-	1,073,831
NCN Series II due 2023	Unsecured	USD	Fixed	8.750%	360,000	5,133,527	-
Finance leases	Secured	USD	Fixed	(v)	220	2,056	1,216
Banco Citibank N.A. loan (iv)	Unsecured	Ps.	Fixed	(iv)	10,050	3,452	8,158
Related parties (Note 33)	Unsecured	USD	Fixed	8.50%	-	-	2,239,283
Non-current borrowings						5,139,035	3,322,488
Current
NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	60,848	895,402	11,067
NCN Series I due 2017	Unsecured	Ps.	Fixed / Floating	26.5% Badlar + 4 BP	407,260	410,279	-
NCN Series II due 2023	Unsecured	USD	Fixed	8.750%	360,000	10,290	-
Banco Provincia de Buenos Aires loan (ii)	Unsecured	Ps.	Fixed	(ii)	72,500	71,939	6,468
Syndicated loans (i)	Unsecured	Ps.	Fixed	(i)	12,343	12,353	75,485
Banco Citibank N.A. loan (iv)	Unsecured	Ps.	Fixed	(iv)	10,052	6,484	5,855
Bank overdrafts (iii)	Unsecured	Ps.	Floating	(iii)	-	230,121	274,348
Finance leases	Secured	USD	Fixed	(v)	220	1,464	1,381
Related parties (Note 33)	Unsecured	Ps. / USD	Fixed / Floating	(vi)	133,011	1,881,520	96,651
Total current borrowings						3,519,852	471,255
Total borrowings						8,658,887	3,793,743

(i)
On November 16, 2012, the Company subscribed a syndicated loan in the amount of Ps. 118,000. Principal is payable in nine quarterly consecutive installments and accrue interest at a 15.01% rate. In November 2015, the last installment was settled. On June 12, 2013, the Company subscribed a new syndicated loan in the amount of Ps. 111,000. Principal is payable in nine quarterly consecutive installments and accrue interest at a 15.25% rate. Both loans have been taken out with several financial institutions, including Banco Hipotecario, and have a one-year grace period before repayment begins (Note 33).

(ii)
On December 12, 2012, the Company took out a loan with Banco Provincia de Buenos Aires in the amount of Ps. 29 million. Principal is payable in nine quarterly consecutive installments starting in December 2013 and the loan has a one-year grace period before repayment begins. In December 2015, the last principal installment was settled. On September 30, 2015, the Company took out a new loan with Banco Provincia de Buenos Aires in the amount of Ps. 145 million. Principal is payable in twelve monthly consecutive installments and interest is accrued at a 23% rate.

(iii)	Granted by different financial institutions. They accrue interest at rates ranging from 22% to 39% per year, and shall be repaid within a maximum term of three months from each period end.
(iv)
On December 23, 2013, the Company took out a loan with Banco Citibank N.A. in the amount of Ps. 5.9 million, which accrues interest at a 15.25% rate. Principal is payable in nine quarterly consecutive installments starting in December 2014. In addition, on December 30, 2014, the Company took out a new loan with Banco Citibank N.A. in the amount of Ps. 10 million, which accrues interest at a 26.50% rate. Principal is payable in nine quarterly consecutive installments starting in December 2015.

(v)	They accrue interest at rates ranging from 3.2% to 14.3% per year.
(vi)	It includes credit lines with Nuevo Puerto de Santa Fe, which accrue interest at Badlar rate and at a fixed rate of 8.50%, respectively.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings (Continued)

Purchase offers and requests for consent of IRSA CP’s Series I Corporate Notes

On March 3, 2016, IRSA CP announced that it would launch an offer to buy in cash any and all of its outstanding 7.875% Series I Corporate Notes maturing in 2017.

Along with the Purchase Offer, IRSA CP asked the holders of Corporate Notes to give their consent to certain proposed changes to the trust agreement dated May 11, 2007, including the elimination of substantially all covenants, and the amendment or elimination of certain events of breach and other provisions of the Corporate Notes Trust Agreement.

Below is a detail of certain information on the main payment terms of the Purchase Offer and Request for Consent:

Existing Corporate Notes	CUSIP Numbers	ISINs	Outstanding Nominal Value	Purchase price	Payment for Early Offer	Payment for Consent	Total Consideration
Non-convertible 7.875% Corporate Notes maturing in 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	USD 120,000,000	USD 974.50	USD 30.00	N/A	USD 1,004.50

The purchase offer was subject to certain conditions, including (i) the execution of a simultaneous offering of new corporate notes in the international capital markets in order to fund the purchase offer; (ii) the payment of the outstanding purchase price balance of USD 240.0 million to IRSA for the acquisition of office buildings and reserves of land made in December 2014; (iii) securing all Required Consents and maintaining them in full force and effect, and (iv) the general conditions (any significant political, economic or financial change in the conditions, among others).

On April 4, 2016, IRSA CP announced the final outcome of the purchase offer and request for consent, as summarized in the following table:

Existing Corporate Notes	CUSIP Numbers	ISINs	Outstanding Nominal Value	Approximate Amount of Existing Corporate Notes Offered for sale	Approximate Percentage of Existing Corporate Notes Offered for sale	Approximate Percentage of Consents Received
Non-convertible 7.875% corporate notes maturing in 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	USDs 120,000,000	USD 59,504,000	49.59%	49.59%

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings (Continued)

The Meeting of IRSA’s 2017 Corporate Notes holders scheduled for March 23, 2016 could not be held for the required quorum was not gathered.

On March 28, 2016 and April 8, 2016, IRSA CP bought the nominal principal amount of USD 59,152,000 and USD 352,000, respectively, of 7.875% Series I Corporate Notes maturing in 2017, and ordered the Trustee to settle USD 59,504,000 of the nominal principal amount of the Corporate Notes on such dates. Following such settlements, the nominal outstanding principal amount of 7.875% Series I Corporate Notes maturing in 2017 issued by IRSA CP was USD 60,496,000.

On April 4, 2016, IRSA CP’s Board of Directors decided to approve the payment of USD 60,496,000, the remaining outstanding amount of IRSA CP’s Series I Corporate Notes. Such payment was made on May 4, 2016.

Issuance of IRSA CP’s 8.75% Series II Corporate Notes maturing in 2023.

On March 23, 2016, IRSA CP issued corporate notes for an aggregate nominal amount of USD 360 million under its Global Corporate Note Program. Series II Corporate Notes accrue interest on a half-yearly basis, at an annual fixed rate of 8.75% and are repayable at maturity on March 23, 2023. The issue price was 98.722% of face value.

IRSA CP’s Corporate Notes maturing in 2023 are subject to certain Commitments, Events of Breach and Limitations, including Limitations on Additional Indebtedness, Limitations on Restricted Payments, Limitations on Transactions with Affiliates, Limitations on the Merger, Take-over Merger and Limitations on the Sale of all or a substantial portion of the company’s Assets.

In order to borrow additional debt, IRSA CP shall have to meet the additional debt Consolidated Interest Coverage ratio, which shall be higher than 2.00. The Consolidated Interest Coverage ratio is defined as Consolidated EBITDA divided by consolidated net interest. Consolidated EBITDA is defined as operating income (loss) plus depreciation and amortization, and other consolidated non-monetary charges.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings (Continued)

Series II Corporate Notes are subject to certain financial commitments pursuant to which IRSA CP may not declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

a)	an Event of Default does not occur or persist,
b)	IRSA CP may incur at least US$ 1.00 worth of additional debt pursuant to the “Restriction on Additional Borrowing”; and
c)	the amount of such Restricted payment exceeds the sum of:

(i)
100% of the accumulated EBITDA for the period (considered as one single accounting period) from July 1, 2015 to the last day of the last fiscal quarter ended before the date of such Restricted Payment, less an amount equal to 150% of net consolidated interest for such period; and

(ii)
 any debt reduction by the Issuer or its Subsidiaries after the Issue Date (other than Debt due by the Subsidiaries to the Issuer) through a swap or exchange of shares of the Issuer or its Subsidiaries.

23.	Derivative financial instruments

The following table shows the derivative financial instruments as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Assets
Current
Foreign-currency forward contracts	19,560	-
Interest rate swap	395	-
Total current derivative financial instruments	19,955	-

Liabilities
Current
Foreign-currency futures contracts	83	-
Total current derivative financial instruments	83	-

As of March 31, 2016, the Group entered into foreign-currency futures contracts in the amount of USD 259.30 million, at an average price of Ps. 11.77 per USD 1.00. Furthermore, the Group has realized long positions in foreign-currency futures contracts in the amount of USD 120.8 million, at an average price of Ps. 15.32 per USD 1.00, in order to address the exchange rate risk in advance. Most of the futures contracts were traded in Mercado a Término de Rosario S.A., a capital market authorized to operate by the CNV. The proceeds arising from these futures contracts amounted to Ps. 1,201.86 million, which are recorded under financial results in gains/losses from derivative instruments (Note 31).

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Taxes

The details of the Group’s income tax expense as of March 31, 2016 and 2015 are as follows:

	March 31, 2016	March 31, 2015
Current income tax	183,521	253,270
Deferred income tax	(22,741)	(27,460)
Income tax expense	160,780	225,810

The statutory tax rates in the countries where the Group operates for all of the periods presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0%

As provided for by section 88 of the regulatory decree of the Income Tax Law and the books of authority and existing case law, the Company does not capitalize the amount of actual or imputed interest to the tax cost of its pieces of real estate.

Changes in the deferred tax account are as follows:

	March 31, 2016 Asset / (Liability)	June 30, 2015 Asset / (Liability)
Beginning of the period / year	(55,471)	(67,452)
Income tax	22,741	11,981
Period / year-end	(32,730)	(55,471)

The Group did not recognize deferred income tax assets in the amount of Ps. 17 and Ps. 5 as of March 31, 2016 and June 30, 2015, respectively. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Taxes (Continued)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to Profit Before Income Tax for the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Profit for the period calculated at the prevailing tax rate (i)	154,071	229,280
Tax effects of:
Share in profit / (loss) of associates and joint ventures	6,595	(7,612)
Others	114	4,142
Income tax expense	160,780	225,810

(i)	It does not include Uruguayan-source income for Ps. 126,333 and Ps. 14,603 as of March 31, 2016 and 2015, respectively.

25.	Shareholders’ Equity

Special Reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise, to absorb potential negative balances in Retained Earnings.

Dividends paid in the period

The dividends paid during the period ended March 31, 2016 pertaining to distributions approved by Shareholders’ meeting for fiscal year 2015 amounted to Ps. 79,792.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Revenues

For the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015

Base rental	1,118,850	746,875
Contingent rent	429,314	339,870
Admission rights	146,625	113,147
Parking fees	110,561	78,475
Averaging of scheduled rental escalation	26,317	19,873
Letting fees	50,362	33,747
Property management fees	29,502	21,505
Other	7,380	5,313
Total revenues from rental and services	1,918,911	1,358,805
Sale of trading properties	1,159	3,673
Total revenues from sale of properties	1,159	3,673
Other revenues	603	95
Other revenues	603	95
Total revenues from sales, rentals and services	1,920,673	1,362,573
Expenses and collective promotion fund	878,319	598,166
Total revenues from expenses and collective promotion funds	878,319	598,166
Total revenues	2,798,992	1,960,739

27.	Costs

For the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Service expenses and other operating costs	1,222,215	827,151
Total cost of property operations	1,222,215	827,151
Cost of sale of trading properties	4,585	3,383
Total cost of sale of trading properties	4,585	3,383
Other costs from consumer financing	44	29
Total other costs from consumer financing	44	29
Total Group costs (Note 28)	1,226,844	830,563

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Expenses by nature

For the nine-month period ended March 31, 2016:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	374,297	-	-	38,975	16,195	429,467
Maintenance, security, cleaning, repairs and other	311,576	2,378	-	3,002	511	317,467
Amortization and depreciation	174,356	20	-	3,121	160	177,657
Advertising and other selling expenses	231,700	-	-	-	11,530	243,230
Taxes, rates and contributions	94,631	553	-	3,192	69,627	168,003
Directors’ fees	-	-	-	83,638	-	83,638
Fees and payments for services	5,895	41	44	21,683	2,532	30,195
Leases and expenses	19,125	193	-	2,208	256	21,782
Allowance for doubtful accounts and other receivables (net of unused amounts reversed)	-	-	-	-	14,845	14,845
Cost of sales of properties	-	1,400	-	-	-	1,400
Other expenses	10,635	-	-	6,354	529	17,518
Total expenses by nature	1,222,215	4,585	44	162,173	116,185	1,505,202

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Expenses by nature (Continued)

For the nine-month period ended March 31, 2015:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	277,783	-	-	14,814	5,717	298,314
Maintenance, security, cleaning, repairs and others	199,124	1,852	10	1,935	840	203,761
Amortization and depreciation	118,820	1	-	1,466	90	120,377
Advertising and other selling expenses	136,861	111	-	-	12,369	149,341
Taxes, rates and contributions	63,076	440	-	767	50,830	115,113
Directors’ fees	-	-	-	53,189	-	53,189
Fees and payments for services	4,757	68	19	12,627	1,576	19,047
Leases and expenses	9,512	399	-	1,544	106	11,561
Allowance for doubtful accounts and other receivables (net of unused amounts reversed)	-	-	-	-	7,945	7,945
Cost of sales of properties	-	510	-	-	-	510
Other expenses	17,218	2	-	4,787	244	22,251
Total expenses by nature	827,151	3,383	29	91,129	79,717	1,001,409

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Employee costs

For the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Salaries, bonuses and social security costs	416,637	281,267
Shared-based compensation (Note 32)	12,830	17,047
Total employee costs	429,467	298,314

30.	Other operating results, net

For the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Donations	(17,417)	(11,224)
Expenses related to transfers of real properties	-	(58,626)
Lawsuits (Note 21)	(1,339)	(7,375)
Gain from sale of interest in associates	-	8,758
Others	(3,326)	(825)
Total other operating results, net	(22,082)	(69,292)

31.	Financial results, net

For the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Finance income:
- Interest income	72,238	49,316
- Foreign exchange	455,120	30,053
Finance income	527,358	79,369
Finance costs:
- Interest expense	(431,107)	(228,042)
- Foreign exchange	(2,181,561)	(146,677)
- Other finance costs	(53,984)	(28,511)
Subtotal finance costs	(2,666,652)	(403,230)
Less: Capitalized finance costs	-	12,956
Finance costs	(2,666,652)	(390,274)
Other financial results:
- Loss from repurchase of non-convertible notes	(13,134)	-
- Gain on financial instruments at fair value through profit or loss	273,728	95,526
- Gain / (loss) from derivative financial instruments	1,251,430	(2,961)
Other financial results	1,512,024	92,565
Total financial results, net	(627,270)	(218,340)

32.	Share-based incentive plan

For the nine-month periods ended March 31, 2016 and 2015 the Group incurred a charge of Ps. 12,830 and Ps. 17,047, respectively, related to the awards granted under the incentive plan. During the nine-month period ended March 31, 2016, our parent company IRSA and its parent company Cresud S.A.C.I.F. y A. granted our employees 224,648 shares and 72,809 shares, respectively. The debt related to the granting of such shares is recorded under Trade receivables and other receivables with related parties (Note 33).

33.	Related Party transactions

During the normal course of business, the Group conducts transactions with different entities or related parties. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its parent company.

-	An entity is a subsidiary, associate or joint venture of the entity or its parent or subsidiary.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related Party transactions (Continued)

The following is a summary of the balances with related parties as of March 31, 2016:

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
Direct parent Company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	49,823	-	(306)	-
Sociedad Anónima (IRSA)	Corporate services	-	-	-	-	-
	Leases’ collections	-	1	-	(76,230)	-
	Borrowings	-	63,693	-	-	-
	Share-based incentive plan	-	23,917	-	(12,216)	-
	Advertising space	-	-	-	(242)	-
	Sale of properties (i)	-	-	-	-	(1,875,591)
Total direct parent company		-	137,434	-	(88,994)	(1,875,591)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(16,993)	-
	Share-based incentive plan	-	-	-	(16,328)	-
	Corporate services	-	-	-	(33,219)	-
	Leases	-	721	-	-	-
	Non-Convertible Notes	205,683	-	-	-	-
Total direct parent company of IRSA		205,683	721	-	(66,540)	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	3,994	-	-	-
	Leases and/or rights of space use	-	-	(218)	(710)	-
Total associates of IRSA Propiedades Comerciales		-	3,994	(218)	(710)	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	1,571	-	-	-
	Advertising space	-	533	-	-	-
	Management fees	-	4,423	-	-	-
	Leases’ collections	-	14	-	(4)	-
	Leases and/or rights of space use	-	-	-	(299)	-
	Borrowings	-	-	-	-	(5,929)
Entretenimiento Universal S.A.	Reimbursement of expenses	-	116	-	-	-
	Borrowings	-	91	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	162	-	(10)	-
	Borrowings	-	83	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	156	-	-	-
	Management fees	-	1	-	-	-
Total joint ventures of IRSA Propiedades Comerciales		-	7,150	-	(313)	(5,929)
(i)	It corresponds to the debt arising from the acquisition of assets from our holding company. See Note 3 to the Group's Consolidated Financial Statements as of June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	121	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	30	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-
IRSA International LLC	Reimbursement of expenses	-	183	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	210	-	-	-
Tyrus S.A.	Dividends	-	-	-	(272)	-
Real Estate Investment Group V LP (ii)	Borrowings	-	832,685	-	-	-
Total subsidiaries of IRSA		-	833,231	-	(272)	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	119	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	135	-	-	-
(formerly EAASA)	Other liabilities	-	-	-	(3,702)	-
FyO Trading S.A.	Reimbursement of expenses	-	9	-	-	-
Total subsidiaries of Cresud		-	263	-	(3,702)	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	11	-	-	-
	Advances	-	-	-	(36)	-
	Leases and/or rights of spaces use	-	249	-	(3)	-
	Commissions per stands	-	73	-	-	-
	Borrowings	-	-	-	-	(2,915)
Banco de Crédito y Securitización	Reimbursement of expenses	-	941	-	-	-
Total associate of IRSA		-	1,274	-	(39)	(2,915)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	(3)	-
Total joint venture of IRSA		-	-	-	(3)	-
(ii)	It corresponds to a credit line amounting to USD 60 million, which accrues interest at a 3.78% rate and becomes due in June 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
Other Related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	151	-	-	-
	Borrowings	-	6	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	200	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	125	-	-	-
	Borrowings	-	848	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	1	-	(997)	-
Austral Gold S.A.	Reimbursement of expenses	-	4	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	183	-	-	-
	Leases and/or rights of spaces use	-	820	-	-	-
Fundación IRSA	Reimbursement of expenses	-	47	-	-	-
Total other related parties		-	2,385	-	(997)	-

Directors
Directors	Fees	-	-	-	(43,585)	-
	Reimbursement of expenses	-	-	-	(13)	-
	Guarantee deposits	-	-	(12)	-	-
Total Directors		-	-	(12)	(43,598)	-
Total		205,683	986,452	(230)	(205,168)	(1,884,435)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	13,795	-	(600)	-	-
Anónima (IRSA)	Corporate services	-	-	12,558	-	-	-	-
	Non-Convertible Notes	-	74,928	-	-	-	(35,862)	(390)
	Sale of properties	-	-	-	-	-	(2,239,283)	(88,825)
	Share-based incentive plan	-	-	-	-	(60,150)	-	-
	Leases and/or rights of space use	-	-	765	-	-	-	-
	Borrowings	-	-	38,291	-	-	-	-
Total direct parent company		-	74,928	65,409	-	(60,750)	(2,275,145)	(89,215)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(5,584)	-	-
	Share-based incentive plan	-	-	-	-	(16,575)	-	-
	Corporate services	-	-	-	-	(35,106)	-	-
	Leases and/or rights of space use	-	-	264	-	-	-	-
	Non-Convertible Notes	79,760	30,071	-	-	-	-	-
Total direct parent company of IRSA		79,760	30,071	264	-	(57,265)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	1,790	-	-	-	-
	Leases and/or rights of space use	-	-	-	(26)	(686)	-	-
Total Associates of IRSA Propiedades Comerciales		-	-	1,790	(26)	(686)	-	-
(i)	It corresponds to the debt arising from the acquisition of assets from our holding company. See Note 3 to the Group's Consolidated Financial Statements as of June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related Party transactions (Continued)
Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	543	-	-	-	-
	Leases’ collections	-	-	-	-	(4)	-	-
	Leases and/or rights of space use	-	-	-	-	(597)	-	-
	Management fees	-	-	2,644	-	-	-	-
	Borrowings	-	-	-	-	-	-	(7,826)
Quality Invest S.A.	Reimbursement of expenses	-	-	29	-	-	-	-
	Management fees	-	-	22	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	115	-	-	-	-
	Borrowings	-	-	80	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	211	-	-	-	-
	Borrowings	-	-	72	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	-	3,716	-	(601)	-	(7,826)

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	5	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	2	-	(3)	-	-
	Hotel services	-	-	-	-	(22)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	113	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	101	-	-	-	-
Total subsidiaries of IRSA		-	-	223	-	(25)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	115	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Other liabilities	-	-	-	-	(3,064)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Total subsidiaries of Cresud		-	-	116	-	(3,064)	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-		-	(62)	-	-
	Leases and/or rights of space use	-	-	762	-	-	-	-
	Borrowings	-	-	-	-	-	-	(15,783)
	Advances	-	-	-	-	(1,428)	-	-
	Commissions per stands	-	-	68	-	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	1,766	-	-	-	-
Total associates of IRSA		-	-	2,596	-	(1,490)	-	(15,783)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(12)	-	-
Total joint venture of IRSA		-	-	-	-	(12)	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	881	-	-	-	-
	Borrowings	-	-	5	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	131	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	250	-	-	-	-
	Borrowings	-	-	724	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	377	-	(472)	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	94	-	-	-	-
	Leases and/or rights of space use	-	-	750	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	3	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	37	-	-	-	-
Total other related parties		-	-	3,252	-	(472)	-	-

Directors
Directors	Fees	-	-	-	-	(40,558)	-	-
	Reimbursement of expenses	-	-	-	-	(15)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total Directors		-	-	-	(12)	(40,573)	-	-
Total		79,760	104,999	77,366	(38)	(164,938)	(2,275,145)	(112,824)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related Party transactions (Continued)

The following is a summary of the income / (loss) and transactions with related parties for the nine-month period ended March 31, 2016:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Commissions and others
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	14,286	-	(1,489,078)	1,416	-	76
Total direct parent company	14,286	-	(1,489,078)	1,416	-	76

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(64,290)	-	48,367	1,022	-	-
Total direct parent company of IRSA	(64,290)	-	48,367	1,022	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	8,353	-	-
Total associates of IRSA Propiedades Comerciales	-	-	-	8,353	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(2,029)	-	-	-	-
Fundación IRSA	-	-	-	-	(96)	-
Ogden Argentina S.A.	-	-	124	-	-	-
Boulevard Norte S.A.	-	-	1	-	-	-
Hamonet S.A.	-	-	-	(167)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(318)	-	-
Total other related parties	-	(2,029)	125	(485)	(96)	-

Directors and Senior Management
Directors	-	(83,638)	-	-	-	-
Senior Management	-	(4,347)	-	-	-	-
Total Directors and Senior Management	-	(87,985)	-	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Commissions and others
Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	162	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	2,577	(1,266)	(356)	-	-
Entretenimiento Universal S.A.	-	-	11	-	-	-
Entertainment Holdings S.A.	-	-	11	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	2,739	(1,244)	(356)	-	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	-	2,173	-	-
Banco Crédito y Securitización	-	-	-	4,503	-	-
Total associates of IRSA	-	-	-	6,676	-	-

Subsidiary of IRSA					-	-
Tyrus S.A.	-	-	4,734	(4)	-	-
Real Estate Investment Group V LP	-	-	294,424	-	-	-
Total subsidiary of IRSA	-	-	299,158	(4)	-	-
Total	(50,004)	(87,275)	(1,142,672)	16,622	(96)	76

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related Party transactions (Continued)

The following is a summary of the income / (loss) and transactions with related parties for the nine-month period ended March 31, 2015:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Commissions and others
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	13,787	(4,093)	-	19
Total direct parent company	-	-	13,787	(4,093)	-	19

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(45,063)	-	(1,542)	684	-	-
Total direct parent company of IRSA	(45,063)	-	(1,542)	684	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	3,834	-	21
Total associates of IRSA Propiedades Comerciales	-	-	-	3,834	-	21

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,852)	-	-	-	-
Constructora San José Argentina S.A.	-	-	13	-	-	-
Centro Comercial Panamericano S.A.		-	91	-	-	-
Fundación IRSA	-	-	-	-	(1,723)	-
Hamonet S.A.	-	-	-	(83)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(159)	-	-
Total other related parties	-	(1,852)	104	(242)	(1,723)	-

Directors and Senior Management
Directors	-	(53,189)	-	-	-	-
Senior Management	-	(2,809)	-	-	-	-
Total Directors and Senior Management	-	(55,998)	-	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Commissions and others
Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	162	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	1,663	(1,010)	(542)	-	-
Entretenimiento Universal S.A.	-	-	10	-	-	-
Entertainment Holdings S.A.	-	-	9	-
Total joint ventures of IRSA Propiedades Comerciales	-	1,825	(991)	(542)	-	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	(4,591)	883	-	5
Banco Crédito y Securitización	-	-	-	1,226	-	-
Total associate of IRSA	-	-	(4,591)	2,109	-	5

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	133	-	-	-
Total subsidiary of Cresud	-	-	133	-	-	-

Subsidiary of IRSA
Tyrus S.A.	-	-	11,905	(4)	-	-
Total subsidiary of IRSA	-	-	11,905	(4)	-	-
Total	(45,063)	(56,025)	18,805	1,746	(1,723)	45

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets
Note 18 - Cash and cash equivalents
Note 23- Derivative financial instruments
Exhibit E – Provisions	Note 16 - Trade and other receivables
Note 21 - Provisions
Exhibit F – Cost of sales and services provided	Note 12 - Trading properties
Note 27 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 35 - Foreign currency assets and liabilities

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 03.31.16	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.15
Assets
Trade and other receivables
Uruguayan Pesos	30	0.461	14	12	0.334	4
US Dollar	3,186	14.600	46,515	5,626	8.988	50,569
Receivables with related parties
US Dollar	62,846	14.700	923,840	4,694	9.088	42,660
Total Trade and other receivables			970,369			93,233
Investments in financial assets
US Dollar	11,585	14.600	169,143	19,402	8.988	174,388
Investments with related parties
US Dollar	13,992	14.700	205,683	20,330	9.088	184,759
Total investments in financial assets			374,826			359,147
Cash and cash equivalents
Uruguayan Pesos	-	-	-	3	0.334	1
US Dollar	293,722	14.600	4,288,345	30,563	8.988	274,698
Pounds	2	20.977	32	1	14.134	21
Euros	13	16.608	223	14	10.005	138
Total cash and cash equivalents			4,288,600			274,858
Total Assets as of 03.31.16			5,633,795			-
Total Assets as of 06.30.15			-			727,238
Liabilities
Trade and other payables
Uruguayan Pesos	2	0.463	1	-	-	-
US Dollar	4,694	14.700	69,007	4,006	9.088	36,406
Payables with related parties
US Dollar	3	14.700	37	5	9.088	50
Total trade and other payables			69,045			36,456
Borrowings
US Dollar	417,238	14.700	6,133,395	115,816	9.088	1,052,537
Borrowings with related parties
US Dollar	127,591	14.700	1,875,591	260,138	9.088	2,364,133
Total borrowings			8,008,986			3,416,670
Provisions
US Dollar	10	14.700	147	10	9.088	91
Total Provisions			147			91
Total Liabilities as of 03.31.16			8,078,178			-
Total Liabilities as of 06.30.15			-			3,453,217

(*)	The Company uses some supplementary financial instruments with the purpose of reducing the impact of exchange rate fluctuations.
(1)	Foreign currency is understood as that currency that differs from the functional currency adopted by each of the Group’s companies at each period/year-end.
(2)	Exchange rate prevailing as of March 31, 2016 and June 30, 2015 according to Banco de la Nación Argentina.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. Accordingly, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, C.A.B.A.

(i) On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse. To the date of issuance of these Unaudited Financial Statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that was on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

37.	Subsequent events

Purchase of real estate from IRSA Inversiones y Representaciones Sociedad Anónima

IRSA Propiedades Comerciales Sociedad Anónima has acquired from its controlling company IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), 16,012 square meters corresponding to 14 floors (13 to 16 and 21 to 30) for purposes of long-term leasing and 142 parking spaces  in the building to be built in the Catalina area in the City of Buenos Aires. The building to be constructed has a total gross leasing area of 35,468 square meters in 30 office floors and 316 parking lots in four undergrounds; possession is scheduled to be delivered in December 2019 and the conveyance deed is expected to be executed in December 2020.

The price of the transaction was established based on two components: a “Determined” part corresponding to the incidence of land on the square meters acquired by the Company in an amount of Ps. 455.7 million (approximately US$/square meter 1,600 + VAT) that were paid on the execution date and a “To Be Determined” part, where IRSA will shift the company only the real cost of the construction works per square meter.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Subsequent events (Continued)

This acquisition will allow IRSA Propiedades Comerciales to continue to grow in the commercial real estate segment in Argentina, by adding the Premium square meters of one of the best office buildings to be constructed in the City of Buenos Aires.

Repayment of loan – Transaction with related parties

On April 6, 2016, IRSA Propiedades Comerciales Sociedad Anónima informs that on that date it has repaid the outstanding balance of an intercompany loan with its controlling company IRSA Inversiones y Representaciones Sociedad Anónima in an amount of US$ 240 million plus accrued interest, which loan was related to the acquisition of an office portfolio in December 2014.

Corporate Notes Series 1 due in 2017 – Repayment.

On April 4, 2016, the Group repaid the corporate notes for a nominal additional amount of US$ 352,000, thus remaining corporate notes outstanding for a nominal amount of US$ 60,496,000. The payment of such notes became effective on May 4, 2016.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22°floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements attached of IRSA PROPIEDADES COMERCIALES S.A. and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed  interim consolidated statements of financial position as of March 31, 2016, and the unaudited condensed interim consolidated statement of comprehensive income for the nine and three-month periods ended March 31, 2016 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and unaudited condensed interim consolidated  statement of cash flows for the nine-month period ended March 31, 2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
as of March 31, 2016, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 6,127,857, which was no callable at that date.

Autonomous City of Buenos Aires, May 5, 2016

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2016 and for the nine-month periods ended March 31, 2016 and 2015
IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2016 and June 30, 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.16	06.30.15
ASSETS
Non-Current Assets
Investment properties	6	2,818,082	3,078,080
Property, plant and equipment	7	93,653	92,739
Trading properties	8	361	7,764
Intangible assets	9	47,430	48,612
Investments in subsidiaries, associates and joint ventures	5	2,244,181	1,142,104
Trade and other receivables	12	422,487	379,606
Investments in financial assets	13	108,082	71,470
Total Non-Current Assets		5,734,276	4,820,375
Current Assets
Trading properties	8	9,157	3,154
Inventories	10	15,680	13,225
Derivative financial instruments	19	19,955	-
Income tax credit		342,806	-
Trade and other receivables	12	1,036,974	991,472
Investments in financial assets	13	107,228	29,505
Cash and cash equivalents	14	4,246,731	261,465
Total Current Assets		5,778,531	1,298,821
TOTAL ASSETS		11,512,807	6,119,196
SHAREHOLDERS’ EQUITY
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special reserve		15,802	15,802
Changes in non-controlling interest		(19,770)	(19,770)
Retained earnings		558,722	283,582
TOTAL SHAREHOLDERS’ EQUITY		1,233,453	958,313
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	218,828	176,452
Borrowings	18	5,159,548	3,354,185
Deferred income tax liabilities	20	79,845	93,651
Other liabilities	5	54,668	54,793
Provisions	17	21,704	8,634
Total Non-Current Liabilities		5,534,593	3,687,715
Current Liabilities
Trade and other payables	15	853,022	641,993
Income tax liabilities		-	85,934
Payroll and social security liabilities	16	75,933	76,306
Borrowings	18	3,809,145	647,954
Derivative financial instruments	19	83	-
Provisions	17	6,578	20,981
Total Current Liabilities		4,744,761	1,473,168
TOTAL LIABILITIES		10,279,354	5,160,883
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		11,512,807	6,119,196

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
. Saúl Zang Vice President I acting as President

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IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the nine and three-month periods beginning July 1st, 2015 and 2014 and January 1st, 2016 and 2015, respectively and ended March 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.16	03.31.15	03.31.16	03.31.15
Revenue from sales, rentals and services	22	1,619,966	1,129,012	521,439	402,330
Revenues from common charges and collective promotion funds	22	758,029	507,615	252,497	167,677
Cost	23	(1,055,195)	(683,232)	(359,094)	(248,427)
Gross Profit		1,322,800	953,395	414,842	321,580
Gain from disposal of investment properties	6	175,558	3,361	19,705	-
General and administrative expenses	24	(153,769)	(84,948)	(49,017)	(32,102)
Selling expenses	24	(100,869)	(72,036)	(34,593)	(30,503)
Other operating results, net	26	(1,461)	(60,487)	(1,300)	292
Profit from Operations		1,242,259	739,285	349,637	259,267
Share in the profit of subsidiaries, associates and joint ventures	5	590,984	162,302	191,910	35,767
Profit from operations before financing and taxation		1,833,243	901,587	541,547	295,034
Finance income	27	198,204	50,326	86,506	14,188
Finance cost	27	(2,767,913)	(395,267)	(944,676)	(216,871)
Other financial results	27	1,279,124	38,485	491,392	41,949
Financial results, net		(1,290,585)	(306,456)	(366,778)	(160,734)
Profit before Income Tax		542,658	595,131	174,769	134,300
Income tax expense	20	16,062	(153,767)	4,712	(34,340)
Profit for the period		558,720	441,364	179,481	99,960
Total Comprehensive Income for the period		558,720	441,364	179,481	99,960

Profit per share for the period:
Basic		0.44	0.35	0.14	0.08
Diluted		0.44	0.35	0.14	0.08

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
. Saúl Zang Vice President I acting as President

2

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special Reserve (1)	Changes in non-controlling interest	Retained earnings	Total Shareholders’ Equity
Balance as of June 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	283,582	958,313
Comprehensive income for the period	-	-	-	-	-	-	558,720	558,720
Distribution of cash dividends as per Shareholders’ Meeting as of October 30, 2015	-	-	-	-	-	-	(283,580)	(283,580)
Balance as of March 31, 2016	126,014	69,381	444,226	39,078	15,802	(19,770)	558,722	1,233,453

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special Reserve (1)	Changes in non-controlling interest	Retained earnings	Total Shareholders’ Equity
Balance as of June 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	138,693	813,487
Comprehensive income for the period	-	-	-	-	-	-	441,364	441,364
Distribution of cash dividends as per Shareholders’ Meeting as of October 31, 2014	-	-	-	-	-	-	(138,693)	(138,693)
Advanced dividends distribution as per Shareholders’ Meeting as of March 26, 2015	-	-	-	-	-	-	(298,500)	(298,500)
Reimbursement of expired dividends	-	-	-	-	-	-	813	813
Changes in non-controlling interest………………………	-	-	-	-	-	(63)	-	(63)
Balance as of March 31, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	143,677	818,408

(1)	Related to CNV General Resolution N° 609/12. See note 30.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Saúl Zang Vice President I acting as President

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IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.16		03.31.15
Operating activities:
Cash provided by operations	14	868,253		806,691
Income tax paid		(426,485)		(86,859)
Net cash flows generated from operating activities		441,768		719,832

Investing activities:
Acquisition of real property of parent		-		(89,789)
Acquisition of additional interest in subsidiaries		-		(80)
Acquisition of investment properties	6	(46,080)		(195,392)
Acquisition of property, plant and equipment	7	(6,293)		(18,984)
Acquisition of intangible assets	9	(605)		(439)
Increase from acquisition/subscription of financial assets		(5,039,263)		(261,787)
Decrease from sale/redemption of financial assets		4,941,874		126,767
Loans granted to related parties		(202,331)		(117)
Proceeds from sale of investment properties		356,839		-
Proceeds from loans granted to related parties		-		20,421
Collection of barter agreements		-		124
Advance payments		(14,247)		(12,173)
Collection of interest on financial assets		10,499		1,982
Irrevocable contributions in subsidiaries and joint ventures	5	(332,947)		(49,277)
Net cash flows used in investing activities		(332,554)		(478,744)

Financing activities:
Borrowings obtained		373,030		297,890
Borrowings obtained from related parties		16,200		58,383
Repayments of borrowings		(426,269)		(227,631)
Payments of finance lease		(2,595)		(1,868)
Payment of seller financing		-		(105,861)
Repayment of borrowings from related parties		(1,676,733)		(3,008)
Payment of non-convertible notes		(848,240)		-
Issuance of non-convertible notes		5,410,952		-
Proceeds from derivative financial instruments		1,212,488		102
Payment of derivative financial instruments		(27,246)		(16,054)
Dividends paid		(37,019)		(137,429)
Interest paid		(203,924)		(135,501)
Net cash flows generated from (used in) financing activities		3,790,644		(270,977)

Net increase (decrease) in cash and cash equivalents		3,899,858		(29,889)
Cash and cash equivalents at beginning of period	14	261,465		48,762
Proceeds from merger		-	(1)	43
Foreign exchange gain on cash and cash equivalents		85,408		1,040
Cash and cash equivalents at period-end	14	4,246,731		19,956

(1)	Related to merger with Conil S.A.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
. Saúl Zang Vice President I acting as President

4

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in the lease, management, development, operation and acquisition of shopping centers and offices, with a leading position in the Argentine market. IRSA Propiedades Comerciales was founded in 1889 under the name SAMAP and up to 1984 we were the main operator in the fresh products market in the City of Buenos Aires. Our main asset was the historical Mercado de Abasto building, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

On December 22, 2014, the Company acquired from IRSA, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha and the land reserve “Intercontinental II” in order to consolidate a vehicle whose main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by changing the corporate name of ALTO PALERMO S.A. (APSA) to IRSA PROPIEDADES COMERCIALES S.A. as a surviving entity. Such change of corporate name was approved by the Special Shareholders’ Meeting held on February 5, 2015.

To the date of issuance of these financial statements, we consolidated 333,000 square meters in 15 shopping centers, 88,217 square meters in 6 premium offices and 1 extensive land reserve for future commercial developments. We are operators and hold a majority interest in a portfolio of fourteen shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, opened on December 18, 2014), two in the province of Buenos Aires (Alto Avellaneda and Soleil) and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén, opened on March 17, 2015) and La Ribera Shopping in the City of Santa Fe.

The Company’s stocks are traded in the Buenos Aires Stock Exchange (MERVAL: IRSA CP) and in United States of America’s NASDAQ (NASDAQ: IRSA CP).

5

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information (Continued)

These Unaudited Condensed Interim Separate Financial Statements have been approved by the Board of Directors on May 5, 2016.

2.	Basis for preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis for preparation

These Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with Technical Resolution N° 26 (“TR 26”) of the Argentine Federation of Professional Councils of Economic Sciences (Spanish acronym: “FACPCE”) and IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by Law N° 19550 and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling N° 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements, as admitted by IFRS.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2015. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos.

The Condensed Interim Separate Financial Statements corresponding to the nine-month periods ended March 31, 2016 and 2015 have not been audited. The management believes they include all necessary settlements to fairly present the profit or loss for each period. The Company’s profit or loss for the nine-month and three-month periods ended March 31, 2016 and 2015 do not necessarily reflect the proportion of the Company’s full-year profit or loss.

2.2.	Significant Accounting Policies

The accounting policies applied to the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied to the preparation of the information under TR 26 as of June 30, 2015 and are based on those IFRS in force as of June 30, 2015 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in TR 26). Furthermore, the most significant accounting policies are described in the Consolidated Financial Statements as of June 30, 2015.

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IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.3.	Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and assessments made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2015, except for changes in the provision for income tax, for legal claims, Director's fees, allowance for bad debts and accrued supplementary rental.

2.4.	Comparative information

The comparative information as of June 30, 2015 and March 31, 2015 included in these financial statements arises from the separate financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

During the nine-month period ended March 31, 2016, there has been a devaluation of the Argentine peso in relation to the US Dollar and other currencies that accounted for approximately 62%. This situation affects the comparability of figures disclosed in these financial statements, arising mainly from the exchange rate impact on our revenues and costs of the “office and other” segment, and our assets and liabilities in foreign currency.

3.	Acquisitions and disposals

See Company's acquisitions and disposals for the nine-month period ended March 31, 2016 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.	Financial Risk Management and fair value estimates

4.1.	Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

7

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Financial Risk Management and fair value estimates (Continued)

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures corresponding to financial risk management, so they should be read together with the annual separate financial statements as of June 30, 2015. There have been no significant changes in the risk management or risk management policies applied by the Company since year-end.

4.2.	Fair value estimates

From June 30, 2015 to the date of issuance of these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), except for what is mentioned in Note 2.4.. See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements. Nor were any transfers made between the different hierarchies used to assess the fair value of the Company's financial instruments.

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

The table below lists the Company's investment and the value of interest in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015:

8

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.16	Value recorded as of 06.30.15	Market value as of 03.31.16	Issuer’s information						Ownership interest
						Main activity	Registered office	Latest financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's Equity
Fibesa S.A.	Common shares 5 votes	2,323,125	29,590	13,561	Unlisted	Real estate	Argentina	03.31.16	2,395	27,543	30,505	97%
	Consolidation adjustment		(84,258)	(68,354)
Torodur S.A. (1)	Common shares 1 vote	92,500,000	491,469	125,287	Unlisted	Investment	Uruguay	03.31.16	33,334	360,950	1,001,390	100%
	Contribution		509,922	-
Quality Invest S.A.	Common shares 1 vote	76,814,342	68,172	66,967	Unlisted	Real estate	Argentina	03.31.16	153,629	(10,589)	136,344	50%
	Contribution		-	6,500
	Goodwill		3,911	3,911
	Fair value adjustment on acquisition of joint venture		18,896	19,057
Emprendimiento	Common shares 1 vote	13,449,990	83,339	50,875	Unlisted	Real estate	Argentina	03.31.16	25,054	70,187	155,240	53.684%
Recoleta S.A.	Intragroup transactions		(353)	(455)
Shopping Neuquén S.A.	Common shares 1 vote	12,580,191	28,040	22,343	Unlisted	Real estate	Argentina	03.31.16	12,690	5,721	38,859	99.14%
	Contributions		10,651	10,651
	Financial costs capitalized		27,426	28,177
	Intragroup transactions		(5,781)	(5,922)
Panamerican Mall S.A.	Common shares 1 vote	397,661,430	733,714	539,350	Unlisted	Real estate	Argentina	03.31.16	497,077	242,956	917,143	80%
	Financial costs capitalized		91,489	94,352

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IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.16	Value recorded as of 06.30.15	Market value as of 03.31.16	Issuer’s information						Ownership interest
						Main activity	Registered office	Latest financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's Equity
Arcos del Gourmet S.A.	Common shares 1 vote	72,973,903	57,303	52,185	Unlisted	Real estate	Argentina	03.31.16	81,082	5,687	63,670	90%
	Contributions		-	1,107
	Financial costs capitalized		40,775	42,236
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	277,500	25,128	23,675	Unlisted	Real estate	Argentina	03.31.16	27,750	10,088	50,256	50%
	Fair value adjustment on acquisition of joint venture	(3)	3,674	3,805
	Goodwill		1,323	1,323
Tarshop S.A.	Common shares 1 vote	48,759,288	8,091	14,251	Unlisted	Consumer financing	Argentina	03.31.16	243,796	(140,790) (2)	145,461	20%
	Contribution		21,000	22,000
	Intragroup transactions		-	(317)
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	25,874	17,181	Unlisted	Investment	Argentina	03.31.16	44,791	11,221	51,946	50%
	Contribution		100	100
	Fair value adjustment on acquisition of joint venture		-	(23,192)
	Goodwill		-	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	18	10	Unlisted	Event organization and others	Argentina	03.31.16	12	451	712	2.5%

Total long term investments as of 03.31.16			2,189,513	-
Total long term investments as of 06.30.15			-	1,087,311

(1)	1 share corresponds to 1 Uruguayan peso.
(2)	It corresponds to the profit or loss for the nine-month period beginning July 1, 2015 and ended March 31, 2016.
(3)	Nominal value per share Ps. 100.

10

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures (Continued)

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	March 31, 2016	June 30, 2015
Beginning of the period / year	(1) 1,087,311	997,143
Capital contribution	535,046	48,017
Deletions as a result of merger with Conil	-	(2,159)
Goodwill written off	(4,297)	-
Profit sharing	590,984	226,529
Transfers of investment properties (Note 6)	-	25,765
Finance costs capitalized	-	3,389
Acquisition of additional interest in subsidiaries	-	17
Dividends distribution	(19,531)	(211,353)
Decrease in interest in subsidiaries	-	(37)
Period / year-end	(1) 2,189,513	(1) 1,087,311

(1)	It includes (Ps. 54,668) and (Ps. 54,793) as of March 31, 2016 and June 30, 2015, respectively, in relation to the equity interest in Fibesa S.A. disclosed under Other liabilities.

11

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Investment properties

Changes in the Company’s investment properties for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Shopping Centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
As of July 1, 2014
Costs	1,802,976	54,569	78,862	237,998	2,174,405
Accumulated depreciation	(1,106,049)	(14,793)	-	-	(1,120,842)
Net book amount	696,927	39,776	78,862	237,998	1,053,563
Year ended June 30, 2015
Net book amount at beginning of year	696,927	39,776	78,862	237,998	1,053,563
Additions (iii)	46,067	2,499,952	90,584	185,182	2,821,785
Additions as a result of the merger	-	-	1,666	-	1,666
Transfers	(17,267)	17,030	-	237	-
Transfers to property, plant and equipment	-	-	-	(8,779)	(8,779)
Transfers to trading properties	(3,107)	-	-	-	(3,107)
Transfers to investments in subsidiaries, associate and joint ventures	-	-	-	(25,765)	(25,765)
Disposals (ii)	-	(239,787)	(1,666)	(388,873)	(630,326)
Depreciation	(66,322)	(64,635)	-	-	(130,957)
Net book amount at year-end	656,298	2,252,336	169,446	-	3,078,080
As of June 30, 2015
Costs	1,828,669	2,331,764	169,446	-	4,329,879
Accumulated depreciation	(1,172,371)	(79,428)	-	-	(1,251,799)
Net book amount	656,298	2,252,336	169,446	-	3,078,080
Period ended March 31, 2016
Net book amount at beginning of period	656,298	2,252,336	169,446	-	3,078,080
Additions	36,330	9,694	56	-	46,080
Transfer to property, plant and equipment	-	(8,539)	-	-	(8,539)
Disposals (ii)	-	(181,266)	(463)	-	(181,729)
Depreciation (i) (Note 24)	(46,439)	(69,371)	-	-	(115,810)
Net book amount at period-end	646,189	2,002,854	169,039	-	2,818,082
As of March 31, 2016
Costs	1,864,999	2,151,653	169,039	-	4,185,691
Accumulated depreciation	(1,218,810)	(148,799)	-	-	(1,367,609)
Net book amount	646,189	2,002,854	169,039	-	2,818,082

(i)	As of March 31, 2016, depreciation in the amount of 115,810 was charged to “Costs”, in the Statement of Comprehensive Income (Note 24).
(ii)
As of June 30, 2015, it includes disposals due to the transfer of improvements made to shopping centers Alto Comahue and Distrito Arcos of the companies Shopping Neuquén S.A. and Arcos del Gourmet S.A. and disposals due to the sale of Intercontinental Building's functional units. As of March 31, 2016, it includes disposals due to the sale of functional units of Intercontinental Building. See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

(iii)	It includes additions due to the acquisition of assets from IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.

12

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Investment properties (Continued)

	March 31, 2016	March 31, 2015
Revenues from rentals and services	1,618,204	1,125,244
Revenues from expenses and collective promotion fund	758,029	507,615
Costs of property operations	(1,050,844)	(679,820)
Gain from disposal of investment properties	175,558	3,361

Borrowing costs in the amount of Ps. 9,567 incurred during the period ended March 31, 2015 were capitalized at the rate of the Company’s general borrowings, which accounted for 15%. Those costs correspond to Alto Comahue. The capitalization of finance costs has ceased since the completion of the shopping mall, therefore, no finance costs were capitalized as of March 31, 2016.

The following table details the Company’s investment properties by type as of March 31, 2016 and June 30, 2015:

	Net book value
Name	March 31, 2016	June 30, 2015
Shopping Centers Portfolio:
Abasto de Buenos Aires	106,931	109,159
Alto Palermo Shopping	79,496	84,171
Alto Avellaneda	49,033	49,245
Paseo Alcorta	38,956	40,083
Alto Noa	15,126	12,146
Patio Bullrich	61,987	63,103
Alto Rosario	72,922	63,431
Mendoza Plaza	57,018	61,168
Córdoba Shopping	45,287	48,566
Patio Olmos	24,918	26,524
Soleil Premium Outlet	80,825	84,301
Ocampo parking space	13,690	14,401
Shopping Centers Portfolio	646,189	656,298
Office buildings and Other rental properties portfolio:
Abasto offices	9,244	11,084
Alto Palermo Shopping Annex	29,593	31,431
Anchorena 665	11,541	11,727
Zelaya 3102	1,442	1,442
Suipacha 664	114,476	123,212
Bouchard 710	498,982	510,002
Intercontinental building (i)	196,865	388,446
República building	676,257	695,019
Della Paolera 265	515,665	526,811
Total Offices buildings and Other rental properties portfolio	2,054,065	2,299,174
Undeveloped parcels of land
Luján plot of land	41,565	41,972
Caballito – Ferro	36,890	36,890
Intercontinental Plot of Land Tower B	90,584	90,584
Total undeveloped parcels of land	169,039	169,446
Total	2,869,293	3,124,918
(i)
The breakdown of investment properties as of March 31, 2016 and June 30, 2015 includes property, plant and equipment in the amounts of Ps. 51,211 and Ps. 46,838, respectively that reflect offices used by the Company.

13

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Property, plant and equipment

Changes in the Company’s property, plant and equipment for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
As of July 1, 2014
Costs	12,806	10,678	70,138	291	56	93,969
Accumulated depreciation	(9,622)	(6,864)	(56,071)	(291)	-	(72,848)
Net book amount	3,184	3,814	14,067	-	56	21,121
Year ended June 30, 2015
Net book amount at beginning of year	3,184	3,814	14,067	-	56	21,121
Additions (ii)	46,838	2,496	21,207	2,863	-	73,404
Transfers from investment properties	-	3,478	5,301	-	-	8,779
Depreciation	(2,157)	(1,019)	(6,912)	(477)	-	(10,565)
Net book amount at year-end	47,865	8,769	33,663	2,386	56	92,739
As of June 30, 2015
Costs	59,644	16,652	96,646	3,154	56	176,152
Accumulated depreciation	(11,779)	(7,883)	(62,983)	(768)	-	(83,413)
Net book amount	47,865	8,769	33,663	2,386	56	92,739
Period ended March 31, 2016
Net book amount at beginning of period	47,865	8,769	33,663	2,386	56	92,739
Additions	-	866	6,453	-	-	7,319
Transfers from investment properties	8,539	-	-	-	-	8,539
Depreciation (i) (Note 24)	(4,942)	(1,024)	(8,549)	(429)	-	(14,944)
Net book amount at period-end	51,462	8,611	31,567	1,957	56	93,653
As of March 31, 2016
Costs	68,183	17,518	103,099	3,154	56	192,010
Accumulated depreciation	(16,721)	(8,907)	(71,532)	(1,197)	-	(98,357)
Net book amount	51,462	8,611	31,567	1,957	56	93,653

(i)
As of March 31, 2016 depreciation was charged to “Costs” in the amount of Ps. 11,736, to “General and administrative expenses” in the amount of Ps. 3,046 and to “Selling expenses” in the amount of Ps. 162 of the Unaudited Statement of Comprehensive Income (Note 24).

(ii)	It includes additions due to the acquisition of assets from IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.

14

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Trading properties

Changes in the Company’s trading properties for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Completed properties	Undeveloped sites	Total
As of July 1, 2014	2,712	6,024	8,736
Transfers	-	3,107	3,107
Disposals / Sales (i)	(925)	-	(925)
As of June 30, 2015	1,787	9,131	10,918
Disposals / Sales (ii)	(1,400)	-	(1,400)
As of March 31, 2016	387	9,131	9,518

(i)	As of June 30, 2015, it corresponds to the sale of functional units (apartments and parking lots) of Condominio I and II.
(ii)	As of March 31, 2016, it corresponds to the sale of the apartment located at Entre Ríos 465/9.

The breakdown of current and non-current Company’s trading properties is as follows:

	March 31, 2016	June 30, 2015
Non-current	361	7,764
Current	9,157	3,154
	9,518	10,918

The following is a detailed summary of Company's trading properties by type as of March 31, 2016 and June 30, 2015:

	Net book value
Description	March 31, 2016	June 30, 2015	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	3,107	3,107	may-15
Total undeveloped sites	9,131	9,131

Completed properties:
Condominios I	21	21	apr-11
Condominios II	366	366	nov-13
Apartment at Entre Ríos 465/9	-	1,400	nov-13
Total completed properties	387	1,787
Total	9,518	10,918

15

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Intangible assets

Changes in the Company’s intangible assets for the nine-month period ended March 31, 2016 and for the year ended June 30, 2015 were as follows:

	Software	Right to receive units (Barters) (ii)	Goodwill	Others	Total
As of July 1, 2014
Costs	10,809	32,872	-	11,861	55,542
Accumulated amortization	(10,314)	-	-	(854)	(11,168)
Net book amount	495	32,872	-	11,007	44,374
Year ended June 30, 2015
Opening net book amount	495	32,872	-	11,007	44,374
Additions (iii)	466	5,409	-	-	5,875
Additions as a result of the merger	-	-	469	-	469
Disposals	-	-	(469)	-	(469)
Amortization	(489)	-	-	(1,148)	(1,637)
Net book amount at year-end	472	38,281	-	9,859	48,612
As of June 30, 2015
Costs	11,275	38,281	-	11,861	61,417
Accumulated amortization	(10,803)	-	-	(2,002)	(12,805)
Net book amount	472	38,281	-	9,859	48,612
Period ended March 31, 2016
Net book amount at beginning of the period	472	38,281	-	9,859	48,612
Additions	605	-	-	-	605
Amortization (i) (Note 24)	(144)	-	-	(1,643)	(1,787)
Net book amount at period-end	933	38,281	-	8,216	47,430
As of March 31, 2016
Costs	11,880	38,281	-	11,861	62,022
Accumulated amortization	(10,947)	-	-	(3,645)	(14,592)
Net book amount	933	38,281	-	8,216	47,430
(i)	As of March 31, 2016, amortization in the amount of Ps. 1,787 was charged to “Costs”, in the Statement of Comprehensive Income (Note 24).
(ii)	It corresponds to receivables in kind representing the right to receive residential apartments in the future through barter agreements.
(iii)	Additions related to Rights to receive units (Barters) include Conil plot of land under a barter agreement.

10.	Inventories

Company’s inventories as of March 31, 2016 and June 30, 2015 were as follows:

	March 31, 2016	June 30, 2015
Current
Materials and other items of inventory	15,680	13,225
Total inventories	15,680	13,225

16

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Financial instruments by category

Determination of fair values

See the Company’s determination at fair values in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables show the Company’s financial assets and financial liabilities that are measured at fair value as of March 31, 2016 and June 30, 2015 and their allocation to the different levels of fair value hierarchy:

	March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	108,082	-	-	108,082
- Non-convertible notes related parties	42,561	-	-	42,561
- Mutual funds	65,085	-	-	65,085
- Government bonds	1,097	-	-	1,097
- Foreign-currency forward contracts	-	19,560	-	19,560
- Interest rate swap	-	395	-	395
Total Assets	216,825	19,955	-	236,780

	March 31, 2016
	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss:
- Foreign-currency futures contracts	83	-	-	83
Total Liabilities	83	-	-	83

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	71,470	-	-	71,470
- Mutual funds	21,163	-	-	21,163
- Government bonds	9,273	-	-	9,273
Total Assets	101,906	-	-	101,906

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

17

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trade and other receivables

The following table shows the Company’s trade and other receivables as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Non-current
Leases and services receivable	10,140	2,676
Averaging of scheduled rent escalation	62,111	44,886
Property sales receivable	59	192
Less: Allowance for doubtful accounts	(2,208)	(2,208)
Non-current trade receivables	70,102	45,546
Prepayments	3,069	2,834
Other	50	30
Non-current other receivables	3,119	2,864
Related parties (Note 29)	349,266	331,196
Non-current trade and other receivables	422,487	379,606
Current
Leases and services receivable	227,861	203,975
Averaging of scheduled rent escalation	73,783	68,391
Consumer financing receivables	14,846	14,620
Post-dated checks	286,498	200,570
Debtors under legal proceedings	65,996	53,299
Property sales receivables	662	537
Less: Allowance for doubtful accounts	(86,921)	(73,259)
Current trade receivables	582,725	468,133
Loans	4,995	7,427
Prepayments	58,958	79,513
Tax credits	10,731	4,184
Advance payments	43,539	39,106
Other	3,331	10,841
Less: Allowance for other doubtful accounts	(165)	(165)
Current other receivables	121,389	140,906
Related parties (Note 29)	332,860	382,433
Current trade and other receivables	1,036,974	991,472
Total trade and other receivables	1,459,461	1,371,078

Changes in the Company’s allowance for doubtful accounts were as follows:

	March 31, 2016	June 30, 2015
Beginning of the period / year	75,632	66,379
Additions (Note 24)	20,281	18,891
Unused amounts reversed (Note 24)	(6,603)	(8,767)
Used during the period / year	(16)	(871)
End of the period / year	89,294	75,632

18

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trade and other receivables (Continued)

The additions and unused amounts reversed of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Statement of Comprehensive Income (Note 24). Amounts charged to the allowance account are generally written off, when no recovery is expected.

13.	Investments in financial assets

The following table shows the Company’s investments in financial assets as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Non-current
Financial assets at fair value through profit or loss:
Investment in equity securities in TGLT S.A.	108,082	71,470
Total Investments in financial assets non-current	108,082	71,470
Current
Financial assets at fair value through profit or loss:
Mutual funds (i)	63,570	20,232
Government bonds	1,097	9,273
Non-convertible notes related parties (Note 29)	42,561	-
Total Investments in financial assets current	107,228	29,505
Total investments in financial assets	215,310	100,975

(i)	It includes shares granted as collateral to trade with foreign currency futures contracts.

14.	Cash flow and cash equivalent information

The following table shows the Company’s amounts of cash and cash equivalents as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Cash at banks and on hand	4,245,216	260,534
Mutual funds	1,515	931
Total cash and cash equivalents	4,246,731	261,465

19

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Cash flow and cash equivalent information (Continued)

Following is a detailed description of cash flows provided by the Company’s operations for the nine-month periods ended March 31, 2016 and 2015:

	Note	March 31, 2016	March 31, 2015
Profit for the period		558,720	441,364
Adjustments:
Income tax expense	20	(16,062)	153,767
Amortization and depreciation	24	132,541	97,032
Disposal of unused investment properties	6	463	2,806
Loss (Gain) from disposal of trading properties		241	(3,163)
Gain from disposal of investment properties	6	(175,558)	(3,361)
Goodwill written off	5	4,297	-
Provision for Directors’ fees		42,390	31,301
Long-term incentive program	28	9,585	11,214
Averaging of scheduled contract escalation	22	(22,615)	15,360
(Gain) Loss from derivative financial instruments	27	(1,205,112)	2,961
Fair value gain of financial assets at fair value through profit or loss	27	(87,110)	(41,190)
Financial results, net		2,292,513	353,392
Doubtful accounts, net	24	13,678	7,755
Provisions	26	1,168	7,377
Share in profit of subsidiaries, associates and joint ventures	5	(590,984)	(162,302)
Unrealized foreign exchange gain, net		(85,408)	(1,040)
Changes in operating assets and liabilities:
Increase in inventories	10	(2,455)	(2,989)
Decrease in trading properties	8	1,159	2,538
Increase in trade and other receivables	12	(208,856)	(181,093)
Increase in trade and other payables	15	208,532	78,102
Decrease in payroll and social security liabilities	16	(373)	(2,555)
Decrease in provisions	17	(2,501)	(585)
Net cash generated from operating activities before income tax paid		868,253	806,691

20

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Cash flow and cash equivalent information (Continued)

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Non-cash transactions
Increase in related party borrowings through the sale of government securities	229,385	-
Increase in financial assets through dividends receivable	5,214	-
Increase in financial assets through other receivables	156,574	-
Purchase financing of property, plant and equipment	1,026	697
Repurchase of non-convertible notes through other receivables	14,566	-
Repayment of related party borrowings through dividends receivable	14,317	-
Transfer of investment properties to property, plant and equipment	8,539	1,666
Irrevocable contributions through credit line	203,205	-
Payment of dividends with payment of invoices and repayment of credit line with controlling company	253,663	-
Increase in related party borrowings through a decrease in irrevocable contributions	(1,106)	-
Dividends pending payment	7,102	300,148
Transfer of property, plant and equipment to investment properties	-	3,922
Guarantee deposits received due to transfer of investment properties	-	11,390
Payment of trade and other payables with the delivery of trading properties	-	1,135
Offsetting of loans against dividends receivable from subsidiaries	-	20,964
Expired dividends	-	813
Dividends receivable	-	4,574
Increase in borrowings with financial assets	-	11,429
Transfers of Distrito Arcos and Alto Comahue to leases and/or rights to use space paid in advance	-	344,823
Transfers of financial costs capitalized in investment properties to investment in subsidiaries	-	25,765
Payment of interests with financial assets	-	6,995

Acquisition of real property from IRSA

Acquired assets
Investment properties	-	2,577,543
Property, plant and equipment, net	-	58,948
Value of the acquired assets	-	2,636,491
Trade and other receivables	-	(195,897)
Investments in financial assets	-	(43,633)
Trade and other payables	-	(111,996)
Borrowings	-	(2,195,176)
Cash	-	(89,789)
Total consideration	-	(2,636,491)

21

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Cash flow and cash equivalent information (Continued)

	March 31, 2016	March 31, 2015
Merger of subsidiary company
Assets
Investment properties	-	1,666
Trade and other receivables	-	204
Liabilities
Trade and other payables	-	(198)
Income tax and minimum presumed income tax credit	-	87
Deferred income tax (liabilities) assets	-	(112)
Net value of non-cash assets included as a result of the merger	-	1,647
Increase in cash from the merger	-	43
Net asset value incorporated by merger	-	1,690
Equity method prior to merger	-	(1)1,690
Increase in cash from merger	-	-

(1)	It correspond to merger with Conil S.A.

22

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Trade and other payables

The following table shows the amounts of trade and other payables as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Non-current
Admission rights	170,223	133,281
Rental and service payments received in advance	19,154	7,543
Tenant deposits	2,107	4,649
Total non-current trade payables	191,484	145,473
Tax payment plans	14,099	17,566
Other taxes payable	11	-
Other income to be accrued	7,049	7,420
Other payables	5,955	5,955
Total non-current other payables	27,114	30,941
Related parties (Note 29)	230	38
Total non-current trade and other payables	218,828	176,452
Current
Admission rights	157,102	128,225
Rental and service payments received in advance	139,332	124,386
Accrued invoices	162,097	82,514
Trade payables	54,371	60,356
Payments received in advance	1,014	1,014
Tenant deposits	22,016	12,402
Total current trade payables	535,932	408,897
VAT payable	23,893	34,334
Tax withholdings	24,674	23,401
Tax payment plans	59,949	3,640
Dividends payable	-	7,374
Other taxes payable	9,076	7,801
Other income to be accrued	495	495
Other	3,548	3,696
Current other payables	121,635	80,741
Related parties (Note 29)	195,455	152,355
Total current trade and other payables	853,022	641,993
Total trade and other payables	1,071,850	818,445

23

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Payroll and social security liabilities

The following table shows the Company´s payroll and social security liabilities as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Current
Provision for vacations, bonuses and other	66,370	62,782
Social security payable	9,563	13,524
Total payroll and social security liabilities	75,933	76,306

17.	Provisions

The table below shows the changes in the Company's provisions classified by type:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
As of July 1, 2014	20,969	59	21,028
Increases	17,918	-	17,918
Recovery	(8,316)	-	(8,316)
Used during the year	(956)	-	(956)
Loss on investments in joint ventures	-	(59)	(59)
As of June 30, 2015	29,615	-	29,615
Increases (Note 26)	8,494	-	8,494
Recovery (Note 26)	(7,326)	-	(7,326)
Used during the period	(2,501)	-	(2,501)
As of March 31, 2016	28,282	-	28,282

The breakdown of total current and non-current provisions is as follows:

	March 31, 2016	June 30, 2015
Non-current	21,704	8,634
Current	6,578	20,981
	28,282	29,615

24

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Borrowings

The following table shows the Company's borrowings as of March 31, 2016 and June 30, 2015:

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Nominal value	March 31, 2016	June 30, 2015
Non-current
NCN Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	120,000	-	1,089,426
NCN Series II due 2023 (ix)	Unsecured	USD	Fixed	8.750%	360,000	5,133,527	-
Banco Citibank N.A loan (iv)	Unsecured	Ps.	Fixed	(iv)	10,050	3,452	8,158
Finance leases	Secured	USD	Fixed	(vii)	220	2,056	1,216
Non-current borrowings						5,139,035	1,098,800
Related parties (v) (Note 29)	Unsecured	Ps. / USD	Fixed/ Floating	(v)		20,513	2,255,385
Total non-current borrowings						5,159,548	3,354,185
Current
NCN Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	60,848	897,386	11,234
NCN Series I due 2017 (viii)	Unsecured	Ps.	Fixed/ Floating	(viii)	407,260	410,279	-
NCN Series II due 2023 (ix)	Unsecured	USD	Fixed	8.750%	360,000	10,290	-
Banco Provincia de Buenos Aires loan (ii)	Unsecured	Ps.	Fixed	(ii)	72,500	71,939	6,468
Syndicated loans (i) (Note 29)	Unsecured	Ps.	Fixed	(i)	12,343	12,353	75,485
Banco Citibank N.A loan (iv)	Unsecured	Ps.	Fixed	(iv)	10,052	6,484	5,855
Bank overdrafts (iii)	Unsecured	Ps.	Floating	(iii)	-	216,921	269,194
Finance leases	Secured	USD	Fixed	(vii)	220	1,464	1,381
Current borrowings						1,627,116	369,617
Related parties (v) and (vi) (Note 29)	Unsecured	Ps. / USD	Fixed/ Floating	(v) and (vi)		2,182,029	278,337
Total current borrowings						3,809,145	647,954
Total borrowings						8,968,693	4,002,139

(i)
On November 16, 2012, the Company subscribed a syndicated loan agreement in the amount of Ps. 118,000. Principal is payable in nine quarterly consecutive installments and interest is accrued at a 15.01% rate. In November 2015, the last installment was settled. On June 12, 2013, the Company subscribed a new syndicated loan agreement in the amount of Ps. 111,000. Principal is payable in nine quarterly consecutive installments and interest is accrued at a 15.25% rate. Both loans have been taken out with several financial institutions, including Banco Hipotecario, and have a one-year grace period before repayment begins (Note 29).

(ii)
On December 12, 2012, the Company took out a loan with Banco Provincia de Buenos Aires in the amount of Ps. 29 million. Principal is payable in nine quarterly consecutive installments starting in December 2013 and the loan has a one-year grace period before repayment begins. In December 2015, the last principal installment was settled. On September 30, 2015, the Company took out a loan with Banco Provincia de Buenos Aires in the amount of Ps. 145 million. Principal is payable in twelve monthly consecutive installments and interest is accrued at a 23% rate.

(iii)	Granted by different financial institutions. They accrue interest at rates ranging from 22% to 39% per year, and shall be repaid within a maximum term of three months from each period end.
(iv)
On December 23, 2013, the Company took out a loan with Banco Citibank N.A. in the amount of Ps. 5.9 million, which accrues interest at a 15.25% rate. Principal is payable in nine quarterly consecutive installments starting in December 2014. In addition, on December 30, 2014, the Company took out a new loan with Banco Citibank N.A. in the amount of Ps. 10 million, which accrues interest at a 26.50% rate. Principal is payable in nine quarterly consecutive installments starting in December 2015.

(v)	It includes credit lines with Fibesa S.A. and IRSA, which accrue interest at Badlar rate and at a fixed rate of 8.50%, respectively.
(vi)
It includes credit lines with Nuevo Puerto de Santa Fe, which accrue interest at Badlar rate. Credit lines with Panamerican Mall S.A., which accrue interest at a fixed rate of 3.60% and at 6-month Libor rate plus 200 points, are also included.

(vii)	They accrue interest at rates ranging from 3.2% to 14.3% per year.
(viii)
On September 18, 2015, IRSA Propiedades Comerciales S.A. issued non-convertible notes Series I in the amount of Ps. 407.3 million, which pay a combined rate and have a maturity of 18 months. During the first three months, interest will be accrued at a fixed rate of 26.5 % and, from the fourth month until maturity, the Badlar rate plus 4 basis points will be applied. Interest will be paid on a quarterly basis and principal will be repaid in a lump sum at maturity (see Note 22 to the unaudited condensed interim consolidated financial statements)

(ix)
On March 23, 2016, IRSA Propiedades Comerciales S.A. issued non-convertible notes in the amount of USD 360 million which pay an annual fixed rate of 8.75% and due March 23, 2023. Interest will be paid on a half-yearly basis and principal will be repayable at maturity (see Note 22 to the unaudited condensed interim consolidated financial statements).

25

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Derivative financial instruments

The following table shows the Company's derivative financial instruments as of March 31, 2016 and June 30, 2015:

	March 31, 2016	June 30, 2015
Assets
Current
Foreign-currency forward contracts	19,560	-
Interest rate swaps	395	-
Total current	19,955	-
Total assets	19,955	-

Liabilities
Current
Foreign-currency futures contracts	83	-
Total Current	83	-
Total liabilities	83	-

As of March 31, 2016, the Company entered into foreign-currency futures contracts in the amount of USD 240 million, at an average price of Ps. 10.44 per USD 1.00. Furthermore, the Group has realized short positions in foreign-currency futures contracts in the amount of USD 105.8 million, at an average price of Ps. 15.76 per USD 1.00, in order to address the exchange rate risk in advance. Most of the futures contracts were traded in Mercado a Término de Rosario S.A., a capital market authorized to operate by the CNV. The proceeds arising from these futures contracts amounted to Ps. 1,155.54 million, which are recorded under financial results in results from derivative instruments.

20.	Taxes

The detail of the income tax expense of the Company as of March 31, 2016 and 2015 is as follows:

	March 31, 2016	March 31, 2015
Current income tax	(2,256)	168,679
Deferred income tax	(13,806)	(14,912)
Income tax – (Income) / loss	(16,062)	153,767

The legal tax rate for the Company is 35%.

As provided for by section 88 of the regulatory decree of the Income Tax Law and the books of authority and existing case law, the Company does not capitalize the amount of actual or imputed interest to the tax cost of its pieces of real estate.

26

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Taxes (Continued)

Changes in the deferred tax account are as follows:

	March 31, 2016 Assets / (Liabilities)	June 30, 2015 Assets / (Liabilities)
Beginning of the period / year	(93,651)	(95,353)
Balances added as a result of the merger (1)	-	(112)
Income tax	13,806	1,814
End of the period / year	(79,845)	(93,651)
(1)       It corresponds to the merger with Conil S.A..

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the Profit before Income Tax for the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Profit for the period calculated at the prevailing tax rates	189,930	208,296
Tax effects of:
Non-deductible items	852	2,277
Share in profit of subsidiaries, associates and joint ventures	(206,844)	(56,806)
Income tax – Income / (Loss)	(16,062)	153,767

21.	Equity

See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

27

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Revenues

For the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015

Base rental	982,374	646,475
Contingent rent	378,248	287,142
Admission rights	131,612	101,024
Parking fees	71,830	54,271
Averaging of scheduled rental escalation	22,617	15,360
Properties management fees	24,665	16,328
Others	6,858	4,644
Total revenues from rental and services	1,618,204	1,125,244
Sale of trading properties	1,159	3,673
Total gain from disposal of trading properties	1,159	3,673
Other revenues from consumer financing	603	95
Total other revenues from consumer financing	603	95
Total revenues from sales, rentals and services	1,619,966	1,129,012
Expenses and collective promotion fund	758,029	507,615
Total revenues from expenses and collective promotion funds	758,029	507,615
Total revenues	2,377,995	1,636,627

23.	Costs

For the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Service expenses and other operating costs	1,050,844	679,820
Total cost of property operations	1,050,844	679,820
Cost of sales of trading properties	4,307	3,383
Total cost of sales of trading properties	4,307	3,383
Other costs from consumer financing	44	29
Total other costs from consumer financing	44	29
Total costs (Note 24)	1,055,195	683,232

28

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Expenses by nature

For the nine-month period ended March 31, 2016:

	Costs
	Service expenses and other operating costs	Cost of sales of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	298,505	-	-	38,877	16,194	353,576
Maintenance, security, cleaning, repairs and other	257,714	2,378	-	2,910	288	263,290
Advertising and other selling expenses	204,632	-	-	-	8,465	213,097
Taxes, rates and contributions	78,024	276	-	2,941	59,153	140,394
Amortization and depreciation	129,313	20	-	3,046	162	132,541
Directors’ Fees	-	-	-	80,249	-	80,249
Leases and expenses	68,514	193	-	2,208	256	71,171
Fees and payments for services	5,217	40	44	18,682	2,186	26,169
Other expenses	8,925	-	-	4,856	487	14,268
Allowance for doubtful accounts (net of unused amounts reversed)	-	-	-	-	13,678	13,678
Cost of sales of properties	-	1,400	-	-	-	1,400
Total expenses by nature	1,050,844	4,307	44	153,769	100,869	1,309,833

29

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Expenses by nature (Continued)

For the nine-month period ended March 31, 2015:

	Costs
	Service expenses and other operating costs	Cost of sales of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	218,994	-	-	14,537	5,715	239,246
Maintenance, security, cleaning, repairs and other	157,976	1,852	10	1,877	839	162,554
Advertising and other selling expenses	119,392	111	-	-	12,423	131,926
Taxes, rates and contributions	56,277	440	-	712	43,517	100,946
Amortization and depreciation	95,517	1	-	1,424	90	97,032
Directors’ Fees	-	-	-	50,795	-	50,795
Leases and expenses	18,358	399	-	1,544	106	20,407
Fees and payments for services	3,670	68	19	10,438	1,361	15,556
Other expenses	9,636	2	-	3,621	230	13,489
Allowance for doubtful accounts (net of unused amounts reversed)	-	-	-	-	7,755	7,755
Cost of sales of properties	-	510	-	-	-	510
Total expenses by nature	679,820	3,383	29	84,948	72,036	840,216

30

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Employee costs

For the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Salaries, bonuses and social security costs	343,991	228,032
Share-based compensation (Note 28)	9,585	11,214
Total employee costs	353,576	239,246

26.	Other operating results, net

For the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Expenses related to transfers of real properties	-	(58,626)
Management fees	17,935	16,802
Lawsuits (Note 17)	(1,168)	(7,377)
Donations	(13,253)	(8,930)
Other	(4,975)	(2,356)
Total other operating results, net	(1,461)	(60,487)

27.	Financial results, net

For the nine-month periods ended March 31, 2016 and 2015:

	March 31, 2016	March 31, 2015
Finance income:
- Interest income	50,350	35,603
- Foreign exchange	147,854	14,723
Finance income	198,204	50,326
Finance costs:
- Interest expense	(431,909)	(231,594)
- Foreign exchange	(2,291,829)	(152,802)
- Other finance costs	(44,175)	(23,827)
Subtotal finance costs	(2,767,913)	(408,223)
Less: Capitalized finance costs	-	12,956
Finance cost	(2,767,913)	(395,267)
Other financial results:
- Loss from repurchase of non-convertible notes	(13,098)	-
- Gain on financial instruments at fair value through profit or loss	87,110	41,446
- Gain / (loss) from derivative financial instruments	1,205,112	(2,961)
Other financial results	1,279,124	38,485
Total financial results, net	(1,290,585)	(306,456)

28.	Long-term incentive plan

See description of Company´s share-based payments in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements. As of March 31, 2016 and 2015, payments of Ps. 9,585 and Ps. 11,214, respectively, were charged to Profit or Loss.

29.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or related parties. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its parent company.

-	An entity is a subsidiary, associate or joint venture of the entity or its parent company or subsidiary.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2015.

31

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of March 31, 2016:

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	49,816	-	-	-	-
	Corporate services	-	-	-	-	(76,230)	-	-
	Borrowings	-	-	63,693	-	-	-	-
	Sale of properties	-	-	-	-	-	-	(1,875,591)
	Long-term incentive plan	-	-	23,917	-	-	-	-
	Leases’ collections	-	-	1	-	-	-	-
	Advertising space	-	-	-	-	(242)	-	-
Total direct parent company		-	-	137,427	-	(76,472)	-	(1,875,591)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(16,938)	-	-
	Share-based incentive plan	-	-	-	-	(16,328)	-	-
	Leases and/or rights of spaces use	-	-	721	-	-	-	-
	Corporate services	-	-	-	-	(33,219)	-	-
	Non-Convertible notes	42,561	-	-	-	-	-	-
Total direct parent company of IRSA		42,561	-	721	-	(66,485)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	3,993	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(218)	(710)	-	-
Total Associates of IRSA Propiedades Comerciales		-	-	3,993	(218)	(710)	-	-

Joint venture of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	1,571	-	-	-	-
	Management fees	-	-	4,423	-	-	-	-
	Leases’ collections	-	-	14	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(299)	-	-
	Advertising space	-	-	533	-	-	-	-
	Borrowings	-	-	-	-	-	-	(5,929)
Quality Invest S.A.	Management fees	-	-	156	-	-	-	-
	Reimbursement of expenses	-	-	1	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	116	-	-	-	-
	Borrowings	-	-	91	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	162	-	(10)	-	-
	Borrowings	-	-	83	-	-	-	-
Total Joint venture of IRSA Propiedades Comerciales		-	-	7,150	-	(309)	-	(5,929)

32

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	121	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	28	-	-	-	-
	Hotel services	-	-	-	-	-	-	-
Tyrus S.A.	Dividends	-	-	-	-	(274)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	183	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	210	-	-	-	-
Total subsidiaries of IRSA		-	-	544	-	(274)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	119	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	9	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Other liabilities	-	-	135	-	(3,701)	-	-
Total subsidiaries of Cresud		-	-	263	-	(3,701)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	1,305	21,573	-	-	-	-
	Management fees	-	-	14,177	-	-	-	-
	Leases and/or rights of space use	-	113,566	40,200	-	-	-	-
	Borrowings	-	-	11,002	-	-	-	-
	Other receivables	-	16,031	-	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	5,386	-	-	-	-
	Management fees	-	-	1,810	-	-	-	-
	Advertising space	-	-	225	-	-	-	-
	Leases’ collections	-	-	160	-	-	-	-
	Leases and/or rights of space use	-	-	-	-	(375)	-	-
	Non-Convertible notes	-	-	-	-	-	(1,926)	(59)
Fibesa S.A.	Reimbursement of expenses	-	-	278	-	-	-	-
	Leases’ collections	-	-	-	-	(6)	-	-
	Long-term incentive plan	-	-	64	-	-	-	-
	Management fees	-	-	16	-	-	-	-
	Borrowings	-	-	-	-	-	(20,513)	(8,390)

33

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Panamerican Mall S.A.	Reimbursement of expenses	-	-	44,271	-	-	-	-
	Advertising space	-	-	504	-	-	-	-
	Leases and/or rights of space use	-	-	-	-	(3,805)	-	-
	Management fees	-	-	4,587	-	-	-	-
	Leases’ collections	-	-	112	-	-	-	-
	Borrowings	-	-	-	-	-	-	(292,119)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	1,425	-	-	-	-
	Borrowings	-	12,298	-	-	-	-	-
	Leases and/or rights of spaces use	-	206,066	33,390	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	-	7	-	(3)	-	-
Total subsidiaries of IRSA Propiedades Comerciales		-	349,266	179,187	-	(4,189)	(22,439)	(300,568)

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	11	-	-	-	-
	Leases and/or rights of spaces use	-	-	226	-	-	-	-
	Advances	-	-	-	-	(50)	-	-
	Borrowings	-	-	-	-	-	-	(2,915)
Banco de Crédito y Securitización	Leases and/or rights of spaces use	-	-	941	-	-	-
Total associate of IRSA		-	-	1,178	-	(50)	-	(2,915)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(3)	-	-
Total joint venture of IRSA		-	-	-	-	(3)	-	-

Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	200	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	151	-	-	-	-
	Borrowings	-	-	6	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	125	-	-	-	-
	Borrowings	-	-	848	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(859)	-	-
Austral Gold	Reimbursement of expenses	-	-	4	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	183	-	-	-	-
	Leases and/or rights of spaces use	-	-	833	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	47	-	-	-	-
Total other related parties		-	-	2,397	-	(859)	-	-

34

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Directors
Directors	Fees	-	-	-	-	(42,390)	-	-
	Reimbursement of expenses	-	-	-	-	(13)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total Directors		-	-	-	(12)	(42,403)	-	-
Total		42,561	349,266	332,860	(230)	(195,455)	(22,439)	(2,185,003)

35

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	13,790	-	-	-	-
	Corporate services	-	12,558	-	-	-	-
	Borrowings	-	38,291	-	-	-	-
	Sale of properties	-	-	-	-	(2,239,283)	(88,825)
	Share-based incentive plan	-	-	-	(47,743)
	Leases	-	765	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(35,862)	(390)
Total direct parent company		-	65,404	-	(47,743)	(2,275,145)	(89,215)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(5,540)	-	-
	Leases and/or rights of space use	-	264	-	-	-	-
	Long-term incentive plan	-	-	-	(16,575)	-	-
	Corporate services	-	-	-	(35,106)	-	-
Total direct parent company of IRSA		-	264	-	(57,221)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	1,789	-	-	-	-
	Leases and/or rights of space use	-	-	(26)	(686)	-	-
Total associates of IRSA Propiedades Comerciales		-	1,789	(26)	(686)	-	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	545	-	-	-	-
	Leases and/or rights of space use	-	-	-	(594)	-	-
	Borrowings	-	-	-	-	-	(7,826)
	Management fees	-	2,644	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	-	-	-
	Reimbursement of expenses	-	29	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	115	-	-	-	-
	Borrowings	-	80	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	211	-	-	-	-
	Borrowings	-	72	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	3,718	-	(594)	-	(7,826)

Subsidiaries of IRSA
Llao Resorts S.A.	Hotel services	-	5	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	-	(3)	-	-
	Hotel services	-	-	-	(22)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	113	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	101	-	-	-	-
Total subsidiaries of IRSA		-	221	-	(25)	-	-

36

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	115	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	-	-	(3,064)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total subsidiaries of Cresud			116		(3,064)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	1,521	-	-	-	-
	Leases and/or rights of space use	109,644	30,670	-	-	-	-
	Management fees	-	17,900	-	-	-	-
	Borrowings	-	4,781	-	-	-	-
	Other receivables	-	15,374	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	2,679	-	-	-	-
	Management fees	-	223	-	-	-	-
	Leases and/or rights of space use	-	-	-	(220)	-	-
	Leases’ collections	-	27	-	-	-	-
	Non-Convertible notes	-	-	-	-	(1,191)	(13)
Fibesa S.A.	Reimbursement of expenses	-	489	-	-	-	-
	Long-term incentive plan	-	64	-	-	-	-
	Management fees	-	17	-	-	-	-
	Leases’ collections	-	3	-	-	-	-
	Borrowings	-	-	-	-	(16,102)	(5,789)
Panamerican Mall S.A.	Reimbursement of expenses	-	18,935	-	-	-	-
	Management fees	-	3,687	-	-	-	-
	Leases’ collections	-	-	-	(464)	-	-
	Non-Convertible notes	-	-	-	-	(14,210)	(154)
	Leases and/or rights of space use	-	-	-	(1,074)	-	-
	Borrowings	-	-	-	-	-	(175,897)
	Transfer of securities	-	171,090	-	-	-	-
Shopping Neuquén S.A.	Reimbursement of expenses	-	7,339	-	-	-	-
	Borrowings	11,402	-	-	-	-	-
	Leases and/or rights of space use	210,150	30,360	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	3	-	-	-	-
Total subsidiaries of IRSA Propiedades Comerciales		331,196	305,162	-	(1,758)	(31,503)	(181,853)

37

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(62)	-	-
	Advances	-	-	-	(1,428)	-	-
	Leases and/or rights of space use	-	745	-	-	-	-
	Borrowings	-	-	-	-	-	(15,783)
Banco de Crédito y Securitización	Leases and/or rights of space use	-	1,766	-	-	-	-
Total associates of IRSA		-	2,511	-	(1,490)	-	(15,783)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	(12)	-	-
Total joint venture of IRSA		-	-	-	(12)	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	881	-	-	-	-
	Borrowings	-	5	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	131	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	250	-	-	-	-
	Borrowings	-	724	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	377	-	(391)	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	90	-	-	-	-
	Leases and/or rights of space use	-	750	-	-	-	-
Austral Gold	Reimbursement of expenses	-	3	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	37	-	-	-	-
Total other related parties		-	3,248	-	(391)	-	-

Directors
Directors	Fees	-	-	-	(39,356)	-	-
	Reimbursement of expenses	-	-	-	(15)	-	-
	Guarantee deposits	-	-	(12)	-	-	-
Total Directors		-	-	(12)	(39,371)	-	-
Total		331,196	382,433	(38)	(152,355)	(2,306,648)	(294,677)

38

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the income/loss and transactions with related parties for the nine-month period ended March 31, 2016:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Commissions and others
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	1,416	-	14,286	(1,490,670)	-	76
Total direct parent company	1,416	-	14,286	(1,490,670)	-	76

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	1,022	-	(64,290)	8,940	-	-
Total direct parent company of IRSA	1,022	-	(64,290)	8,940	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	(665)	2,275	-	(830)	-	-
Panamerican Mall S.A.	(5,296)	12,292	-	(116,222)	-	-
Arcos del Gourmet S.A.	(25,411)	507	-	1,131	-	-
Fibesa S.A.	1,145	122	-	(2,601)	-	-
Shopping Neuquén S.A.	(23,786)	-	-	896	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(54,013)	15,196	-	(117,626)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	8,353	-	-	-	-	-
Total associates of IRSA Propiedades Comerciales	8,353	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,455)	-	-	-	-
Fundación IRSA	-	-	-	-	(96)	-
Boulevard Norte S.A.	-	-	-	1
Ogden Argentina S.A.	-	-	-	124	-	-
Hamonet S.A.	(167)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(318)	-	-	-	-	-
Total other related parties	(485)	(1,455)	-	125	(96)	-

39

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Commissions and others
Directors and Senior Management
Directors	-	(80,249)	-	-	-	-
Senior Management	-	(4,347)	-	-	-	-
Total Directors and Senior Management	-	(84,596)	-	-	-	-

Joint Ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	162	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(356)	2,577	-	(1,266)	-	-
Entrenimiento Universal S.A.	-	-	-	11	-	-
Entertainment Holdings S.A	-	-	-	11	-	-
Total Joint Ventures of IRSA Propiedades Comerciales	(356)	2,739	-	(1,244)	-	-

Subsidiary of IRSA.
Nuevas Fronteras S.A.	(4)	-	-	4,734	-	-
Total subsidiaries of IRSA	(4)	-	-	4,734	-	-

Associates of IRSA
Banco Hipotecario S.A.	2,100	-	-	-	-	-
Banco de Crédito y Securitización	4,503	-	-	-	-	-
Total associates of IRSA	6,603	-	-	-	-	-
	(37,464)	(68,116)	(50,004)	(1,595,741)	(96)	76

40

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Related party transactions (Continued)

The following is a summary of the income/loss and transactions with related parties for the nine-month period ended March 31, 2015:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Commissions and others
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(3,440)	-	-	8,582	-	19
Total direct parent company	(3,440)	-	-	8,582	-	19

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	684	-	(45,063)	(2,908)	-	-
Total direct parent company of IRSA	684	-	(45,063)	(2,908)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	(1,332)	540	-	(158)	-	-
Panamerican Mall S.A.	(4,073)	9,017	-	(7,848)	-	-
Arcos del Gourmet S.A.	(5,367)	5,299	-	342	-	-
Fibesa S.A.	503	122	-	(2,994)	-	(54)
Torodur S.A.	-	-	-	(1)	-	-
Shopping Neuquén S.A.	(3,363)	-	-	854	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(13,632)	14,978	-	(9,805)	-	(54)

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	3,834	-	-	-	-	-
Total associates of IRSA Propiedades Comerciales	3,834	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,491)	-	-	-	-
Fundación IRSA	-	-	-	-	(1,723)	-
Boulevard Norte S.A.	-	-	-	1	-	-
Ogden Argentina S.A.	-	-	-	1	-	-
Hamonet S.A.	(83)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(159)	-	-	-	-	-
Total other related parties	(242)	(1,491)	-	2	(1,723)	-

41

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Commissions and others
Directors and Senior Management
Directors	-	(50,795)	-	-	-	-
Senior Management	-	(2,809)	-	-	-	-
Total Directors and Senior Management	-	(53,604)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	162	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(542)	1,663	-	(1,016)	-	-
Entrenimiento Universal S.A.	-	-	-	10	-	-
Entertainment Holdings S.A	-	-	-	9	-	-
Total joint ventures of IRSA Propiedades Comerciales	(542)	1,825	-	(997)	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	133	-	-
Total subsidiary of Cresud	-	-	-	133	-	-

Subsidiary of IRSA.
Nuevas Fronteras S.A.	(4)	-	-	-	-	-
Tyrus S.A.	-	-	-	4,694	-	-
Total subsidiary of IRSA	(4)	-	-	4,694	-	-

Associates of IRSA
Banco Hipotecario S.A.	810	-	-	(4,591)	-	-
Banco de Crédito y Securitización	1,226	-	-	-	-	-
Total associates of IRSA	2,036	-	-	(4,591)	-	-
	(11,306)	(38,292)	(45,063)	(4,890)	(1,723)	(35)

42

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Special Reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared under IFRS and the closing balance of retained earnings disclosed in the latest financial statements prepared in accordance with the prior accounting standards in force. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise, to absorb potential negative balances in Retained Earnings.

31.	CNV General Ruling N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Ruling N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 - Investment properties
Note 7 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 5 - Equity Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 - Financial instruments by category
Note 13 - Investments in financial assets
Note 14 - Cash and cash equivalent information
Note 19 - Derivative financial instruments
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 8 - Trading properties
Note 23 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 32 - Foreign currency assets and liabilities

43

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 03.31.16	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 06.30.15
Assets
Trade and other receivables
US Dollar	2,077	14.600	30,330	2,882	8.988	25,902
Trade and other receivables with related parties
US Dollar	4,660	14.700	68,502	4,697	9.088	42,682
Total trade and other receivables			98,832			68,584
Investment in financial assets with related parties
US Dollar	2,895	14.700	42,561	-	-	-
Total investments in financial assets			42,561			-
Cash and cash equivalents
US Dollar	290,724	14.600	4,244,572	26,120	8.988	234,769
Pounds	2	20.977	32	1	14.134	21
Euros	13	16.608	223	13	10.005	135
Total cash and cash equivalents			4,244,827			234,925
Total Assets as of 03.31.16			4,386,220			-
Total Assets as of 06.30.15			-			303,509
Liabilities
Trade and other payables
US Dollar	4,406	14.700	64,763	3,696	9.088	33,585
Euros	-	-	-	1	14.318	15
Trade and other payables with related parties
US Dollar	3	14.700	37	6	9.088	50
Total trade and other payables			64,800			33,650
Borrowings
US Dollar	417,238	14.700	6,133,395	115,816	9.088	1,052,537
Borrowings from related parties
US Dollar	147,598	14.700	2,169,695	281,206	9.088	2,555,598
Total borrowings			8,303,090			3,608,135
Total Liabilities as of 03.31.16			8,367,890			-
Total Liabilities as of 06.30.15			-			3,641,785

(*)	The Company uses some supplementary financial instruments with the purpose of reducing the impact of exchange rate fluctuations.
(1)	Exchange rate as of March 31, 2016 and June 30, 2015 according to Banco Nación Argentina.

44

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. Accordingly, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, City of Buenos Aires
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, City of Buenos Aires
Iron Mountain Argentina S.A.	Saraza 6135, City of Buenos Aires
Iron Mountain Argentina S.A.	Azara 1245, City of Buenos Aires (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, City of Buenos Aires

(i) On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse. To the date of issuance of these Unaudited Financial Statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that was on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required by section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

34.	Subsequent events

See Note 37 to the Unaudited Condensed Interim Consolidated Financial Statements.

45

IRSA PROPIEDADES COMERCIALES S.A.
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1

3.	Receivables and liabilities by maturity date.

		Overdue	Without term	Without term	To become due
	Items 03.31.16		Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Receivables	Trade and other receivables	97,652	-	2,785	721,922	106,707	65,873	44,820	402,253	14,120	2,119	1,210	1,459,461
	Total	97,652	-	2,785	721,922	106,707	65,873	44,820	402,253	14,120	2,119	1,210	1,459,461
Liabilities	Trade and other payables	87,920	-	-	536,535	85,999	75,837	66,731	87,266	46,448	42,558	42,556	1,071,850
	Borrowings	-	-	-	1,180,594	1,926,714	1,601	700,236	3,074	22,328	593	5,133,553	8,968,693
	Tax payables	-	-	79,845	-	-	-	-	-	-	-	-	79,845
	Payroll and social security liabilities	-	-	-	17,131	51,295	-	7,507	-	-	-	-	75,933
	Provision	-	6,578	21,704	-	-	-	-	-	-	-	-	28,282
	Total	87,920	6,578	101,549	1,734,260	2,064,008	77,438	774,474	90,340	68,776	43,151	5,176,109	10,224,603

46

IRSA PROPIEDADES COMERCIALES S.A.
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Receivables	Trade and other receivables	938,880	98,094	1,036,974	421,749	738	422,487	1,360,629	98,832	1,459,461
	Total	938,880	98,094	1,036,974	421,749	738	422,487	1,360,629	98,832	1,459,461
Liabilities	Trade and other payables	788,413	64,609	853,022	218,637	191	218,828	1,007,050	64,800	1,071,850
	Borrowings	732,261	3,076,884	3,809,145	(66,658)	5,226,206	5,159,548	665,603	8,303,090	8,968,693
	Tax payables	-	-	-	79,845	-	79,845	79,845	-	79,845
	Payroll and social security liabilities	75,933	-	75,933	-	-	-	75,933	-	75,933
	Provisions	6,578	-	6,578	21,704	-	21,704	28,282	-	28,282
	Total	1,603,185	3,141,493	4,744,678	253,528	5,226,397	5,479,925	1,856,713	8,367,890	10,224,603

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

As of March 31, 2016 there are no receivables and liabilities subject to adjustment clauses.

47

IRSA PROPIEDADES COMERCIALES S.A.
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non-Accruing interest	Subtotal
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Receivables	Trade and other receivables	63,696	12,029	961,249	1,036,974	-	12,299	410,188	422,487	63,696	24,328	1,371,437	1,459,461
	Total	63,696	12,029	961,249	1,036,974	-	12,299	410,188	422,487	63,696	24,328	1,371,437	1,459,461
Liabilities	Trade and other payables	59,949	-	793,073	853,022	14,099	-	204,729	218,828	74,048	-	997,802	1,071,850
	Borrowings	3,165,485	646,496	(2,836)	3,809,145	5,227,858	22,569	(90,879)	5,159,548	8,393,343	669,065	(93,715)	8,968,693
	Taxes payable	-	-	-	-	-	-	79,845	79,845	-	-	79,845	79,845
	Payroll and social security liabilities	-	-	75,933	75,933	-	-	-	-	-	-	75,933	75,933
	Provisions	6,578	-	-	6,578	-	-	21,704	21,704	6,578	-	21,704	28,282
	Total	3,232,012	646,496	866,170	4,744,678	5,241,957	22,569	215,399	5,479,925	8,473,969	669,065	1,081,569	10,224,603

48

IRSA PROPIEDADES COMERCIALES S.A.
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a.	Interest in related parties. See Note 5.

b.	Related parties debit/credit balances. See Note 29.

6.	Borrowings to directors.

See Note 29.

7.	Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.	Current values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.	Appraisal revaluation of fixed assets.

None.

10.	Obsolete unused fixed assets.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

49

IRSA PROPIEDADES COMERCIALES S.A.
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Recovery values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.	Insurance.

Real Estate	Insured amounts in USD	Accounting values in Ps.	Risk covered
Abasto - Shopping center and offices	204,247	116,176	Fire, all risks and loss of profits
Alto Palermo	112,288	79,496	Fire, all risks and loss of profits
Alto Palermo Shopping Annex	1,715	29,593	Fire, all risks and loss of profits
Mendoza Plaza	119,182	57,018	Fire, all risks and loss of profits
Paseo Alcorta	86,503	38,956	Fire, all risks and loss of profits
Alto Avellaneda	80,363	49,033	Fire, all risks and loss of profits
Alto Rosario	76,897	72,922	All risks, construction and assembly
Patio Bullrich	45,637	61,987	Fire, all risks and loss of profits
Córdoba Shopping – Villa Cabrera	53,043	45,287	Fire, all risks and loss of profits
Alto Noa	39,871	15,126	Fire, all risks and loss of profits
Soleil Premium Outlet	39,325	80,825	Fire, all risks and loss of profits
República building	62,244	676,257	Fire, all risks and loss of profits
Intercontinental building	71,498	196,865	Fire, all risks and loss of profits
Bouchard 710	41,954	498,982	Fire, all risks and loss of profits
Suipacha 664	20,442	114,476	Fire, all risks and loss of profits
Della Paolera 265	95,550	515,665	Fire, all risks and loss of profits
Alto Comahue	37,877	315,168	Fire, all risks and loss of profits
Distrito Arcos	5,079	277,084	Fire, all risks and loss of profits
Buenos Aires Design	32,193	5,220	Fire, all risks and loss of profits
Patio Olmos	18,978	24,918	Fire, all risks and loss of profits
Dot Baires Shopping	180,772	396,773	Fire, all risks and loss of profits
Dot building	21,456	116,493	Fire, all risks and loss of profits
Building annexed to DOT	30,389	25,337	Fire, all risks and loss of profits
Anchorena 665	5,245	11,541	Fire, all risks and loss of profits
Caballito Ferro	2,469	36,890	Fire, all risks and loss of profits
Zelaya 3102	534	1,442	Fire, all risks and loss of profits
SUBTOTAL	1,485,751	3,859,530
Unique policy	30,000		Third party liability
The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

50

IRSA PROPIEDADES COMERCIALES S.A.

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of March 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 25 to the Unaudited Condensed Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of IRSA PROPIEDADES COMERCIALES S.A. (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of March 31, 2016, and the unaudited condensed interim separate statements of comprehensive income for the nine and three-month periods ended March 31, 2016 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31,2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)
as of March 31, 2016, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 6,127,857, which was no callable at that date.

Autonomous City of Buenos Aires, May 5, 2016

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2016

I. Brief comment on the Group’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Income

	IIIQ 16	IIIQ 15(1) (2)	YoY Var	9M 16	9M 15(1) (2)	YoY Var
Revenues	913.8	675.6	35%	2,799.0	1,960.7	43%
Operating income (1)	423.4	304.2	39%	1,447.3	952.0	52%
Depreciation and Amortization	58.1	58.8	-1%	177.7	120.4	48%
EBITDA(2)	481.5	363.0	33%	1,625.0	1,072.4	52%
Income for the period (3)	208.1	110.8	88%	640.4	471.0	36%

(1)	Operating income: excludes stamp tax and notary expenses incurred in the disposition of assets made in December 2014.

(2)	EBITDA: Operating income plus Depreciation and Amortization, excluding stamp tax expenses incurred in the transference of assets made in December 2014.

(3)	Consistent with the Comprehensive Income Statement (excludes interests in joint ventures).

The Company’s revenues grew by 42.8% in the nine months period of fiscal year 2016 as compared to the same period of 2015, mainly due to the addition of the office portfolio acquired in December 2014 from our controlling company IRSA Inversiones y Representaciones S.A. and higher income from the office segment, reflecting the variation in the exchange rate occurred during the last quarter, and shopping centers, which grew 35.4%. Operating income and EBITDA, excluding expenses related to the transference of assets made in December 2014, reached ARS 1,447.3 million and ARS 1,625.0 million in the nine months period of fiscal year 2016, up 52% and 51.5%, respectively, as compared to the first nine months of fiscal year 2015.

Net Income for the period under review rose by 35.9%, explained mainly by the increase in Operating Income, offset by lower net financial results arising from the depreciation of the peso vis-à-vis the dollar in December 2015, which generated exchange rate differences due to the Company’s dollar-denominated indebtedness, curbed by other net financial results, which totaled ARS 1,512 million in the first nine months of 2016, mainly reflecting the purchase of dollar currency futures for hedging purposes.

1

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2016

II. Shopping Centers

During the nine-month period of fiscal year 2016, consumption at shopping centers maintained good performance levels. Our tenants’ sales reached ARS 20,962.3 million in the nine months period of fiscal year 2016, 36.3% higher than in the same period of 2015 (30.0% without considering sales from Distrito Arcos and Alto Comahue Shopping). In the third quarter of 2016, there was a slight deceleration in the growth rate of sales, which rose 29% as compared to the third quarter of 2015 (25.4% in the same shopping centers). Our portfolio’s leasable area totaled 334,080 square meters during the quarter under review, whereas the occupancy rate stood at optimum levels of 98.6%, reflecting the quality of our portfolio.

Shopping Centers’ Financial Indicators
(in millions of ARS)

	IIIQ 16	IIIQ 15	YoY Var	9M 16	9M 15	YoY Var
Revenues	540.2	413.8	30.5%	1,733.7	1,280.4	35.4%
Operating Income	364.6	273.3	33.4%	1,234.2	912.1	35.3%
Depreciation and Amortization	34.2	29.1	17.9%	103.3	78.4	31.8%
EBITDA	398.8	302.4	31.9%	1,337.5	990.5	35.0%

Shopping Centers’ Operating Indicators
(in millions of ARS, except as indicated)

	IIIQ 16	IIQ 16	IQ 15	IVQ 15	IIIQ 15
Gross Leaseable Area (sqm)(1)	334,079	333,719	334,055	333,911	333,432
Tenants’ sales (3 month cumulative)(1)	6,099.5	8,275.9	6,586.9	6,125.0	4,727.3
Occupancy (1)	98.6%	99.0%	98.9%	98.7%	98.5%

(1) 16-FP Includes Distrito Arcos (opening: December 18, 2014): Total Leaseable Area (sqm) 10,746. Sales IIIQ 16 (ARS MM) 205.5; and Alto Comahue (opening March 17, 2015):Total Leaseable Area (sqm) 9,800. Sales IIIQ 16 (ARS MM) 147.4.

Revenues from this segment grew 35.4% during this nine-month period, whereas Operating Income reached ARS 1,234.2 million (+ 35.3% compared to the third quarter of 2015). The EBITDA margin, excluding income from common expenses and common promotional fund, was 77.1%, in line with the margins recorded in the same period of 2015.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)	Book Value (ARS thousand) (3)
Alto Palermo	Nov-97	18,849	142	100.0%	99.1%	79,496
Abasto Shopping(4)	Jul-94	36,813	170	100.0%	99.8%	106,931
Alto Avellaneda	Nov-97	36,117	138	100.0%	100.0%	49,033
Alcorta Shopping	Jun-97	15,432	111	100.0%	99.2%	38,956
Patio Bullrich	Oct-98	11,636	89	100.0%	99.0%	61,987
Buenos Aires Design	Nov-97	14,306	63	53.7%	96.0%	5,221
Dot Baires Shopping	May-09	49,848	158	80.0%	99.9%	396,772
Soleil	Jul-10	13,991	78	100.0%	100.0%	80,825
Distrito Arcos(5)	Dec-14	10,746	59	90.0%	96.9%	277,084
Alto Noa Shopping	Mar-95	19,094	89	100.0%	100.0%	15,126
Alto Rosario Shopping(6)	Nov-04	30,183	146	100.0%	98.3%	72,922
Mendoza Plaza Shopping	Dec-94	42,101	142	100.0%	95.1%	57,018
Córdoba Shopping	Dec-06	15,249	109	100.0%	100.0%	45,287
La Ribera Shopping(7)	Aug-11	9,915	64	50.0%	98.4%	24,932
Alto Comahue(8)	Mar-15	9,800	105	99.6%	95.6%	315,168
Total		334,080	1,663		98.6%	1,626,758
Notes:

(1) Corresponds to total leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area on the last day of the period.
(3) Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation.
(4) Excludes Museo de los Niños (3,732 square meters).
(5) Distrito Arcos: Opening on December 18, 2014.
(6) Excludes Museo de los Niños (1,261 square meters).
(7) Through our joint venture Nuevo Puerto Santa Fe S.A.
(8) Alto Comahue: Opening on March 17, 2015.

Cumulative tenants’ sales as of March 31
 (per Shopping Center: for the quarter and for the first nine months of each fiscal year, in ARS million)

Shopping Center	IIIQ 16	IIIQ 15	YoY Var	9M 16	9M 15	YoY Var
Alto Palermo	722.3	542.9	33.0%	2,519.0	1,948.3	29.3%
Abasto Shopping	860.2	686.0	25.4%	2,964.5	2,307.0	28.5%
Alto Avellaneda	783.8	630.1	24.4%	2,781.6	2,087.3	33.3%
Alcorta Shopping	378.6	289.9	30.6%	1,372.5	1,071.2	28.1%
Patio Bullrich	217.7	178.1	22.2%	770.3	647.9	18.9%
Buenos Aires Design	105.7	80.9	30.7%	314.3	240.0	31.0%
Dot Baires Shopping	676.2	557.1	21.4%	2,368.3	1,881.7	25.9%
Soleil	230.1	197.5	16.5%	855.7	660.3	29.6%
Distrito Arcos(1)	205.5	118.8	72.9%	676.2	143.5	371.2%
Alto Noa Shopping	325.4	262.5	24.0%	1,014.7	777.5	30.5%
Alto Rosario Shopping	575.7	439.8	30.9%	1,917.7	1,390.9	37.9%
Mendoza Plaza Shopping	513.4	449.7	14.2%	1,717.5	1,380.7	24.4%
Córdoba Shopping	215.1	168.5	27.7%	723.1	542.1	33.4%
La Ribera Shopping(2)	142.4	98.8	44.1%	459.0	278.7	64.7%
Alto Comahue(3)	147.4	26.7		507.9	26.7	1804.7%
Total(4)	6,099.5	4,727.3	29.0%	20,962.3	15,383.8	36.3%
(1) Distrito Arcos: opening on December 18, 2014.
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.
(3) Alto Comahue: opening on March 17, 2015.
(4) Excluding Distrito Arcos and Alto Comahue: Total 9M 16 (ARS M) 19,778.1 YoY Var 30.0%.

Cumulative tenants’ sales as of March 31
(per Type of Business: for the quarter and for the first nine months of each fiscal year, in ARS million)

Type of Business	IIIQ 16	IIIQ 15	YoY Var	9M 16	9M 15	YoY Var
Anchor Store	311.6	269.3	15.7%	1,134.4	941.3	20.5%
Clothes and Footwear	3,010.4	2,269.0	32.7%	10,815.7	7,809.9	38.5%
Entertainment	250.2	186.5	34.2%	706.8	507.0	39.4%
Home	186.4	147.4	26.4%	584.6	448.2	30.4%
Restaurant	667.0	490.5	36.0%	1,969.2	1,410.4	39.6%
Miscellaneous	784.2	594.9	31.8%	2,534.6	1,947.5	30.1%
Services	87.2	63.4	37.7%	305.0	149.2	104.4%
Electronic appliances	802.4	706.3	13.6%	2,911.9	2,170.2	34.2%
Total (1)	6,099.4	4,727.3	29.0%	20,962.3	15,383.8	36.3%

(1) Excluding Distrito Arcos and Alto Comahue: Total IIIQ 16 (ARS MM), 5,746.6 Var 25.4%, Total 9 M 16 (ARS M), 19,778.1 YoY Var 30.0%.

Revenues from cumulative leases as of March 31
(Breakdown per quarter and for the first nine months of each fiscal year, in ARS million)
Detailed Revenues	IIIQ16	IIIQ15	YoY Var	9M 16	9M 15	YoY Var
Base Rent	346.52	240.20	44.26%	955.23	685.57	39.33%
Percentage Rent	75.14	84.89	-11.48%	437.05	345.11	26.64%
Total Rent	421.66	325.09	29.71%	1,392.28	1,030.68	35.08%
Admission rights	53.70	41.72	28.72%	146.86	113.29	29.64%
Fees	18.32	12.88	42.24%	52.06	33.75	54.27%
Parking	35.31	25.58	38.04%	110.56	78.48	40.89%
Management fees	9.32	6.74	38.32%	26.90	19.77	36.04%
Other	1.91	1.84	3.62%	5.05	4.46	13.29%
Total Revenues from sales, leases and services	540.22	413.85	30.54%	1,733.71	1,280.43	35.40%

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IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2016

III. Offices

The A+ office market in the City of Buenos Aires remains robust. Demand for Premium commercial spaces continues its upward trend, with sale prices in the whereabouts of USD 4,200 per square meter, 5% higher than at the closing of 2015, while rental prices increased slightly as compared to the previous year, averaging USD 30 per square meter. The vacancy rate stood at 10.8% slightly below the figures recorded in 2015.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next decade. Rental prices have remained at USD 24.5 per square meter, whereas vacancy continues to drop, down to 7.4% in March 2016 from 9.4% in March 2015.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

During the first nine months of fiscal year 2016 revenues from the offices segment increased 111.4% as compared to the same period of 2015. This is explained by the acquisition of 5 office buildings from our controlling company IRSA Inversiones y Representaciones S.A. in December 2014 (IIQ 2015) and the depreciation of the peso vis-à-vis the dollar. To date, following certain opportunistic sales our portfolio has decreased slightly, down to 79,048 square meters, although we expect to recover footage with the projects that the company currently has in place. EBITDA from this segment, excluding expenses related to the asset disposition made in December 2014, grew 80.2% in the first nine months of fiscal year 2016 compared to the same period of 2015.

In ARS Million	IIIQ 16	IIIQ 15	YoY Var	9M 16	9M 15	YoY Var
Revenues	88.0	70.9	24.0%	200.4	94.8	111.4%
Operating Income (1)	49.3	38.4	28.4%	85.4	46.1	85.2%
Depreciation and Amortization	24.2	29.5	-18.1%	75.3	43.1	74.8%
EBITDA(2)	73.5	67.9	8.2%	160.7	89.2	80.2%

(1)	Operating Income: excludes stamp tax and notary expenses incurred in the transference of assets in December 2014.

(2)	EBITDA: Operating income plus Depreciation and Amortization, excluding stamp tax expenses incurred in the asset disposition.

	IIIQ 16	IIQ 16	IQ 16	IVQ 15	IIIQ 15
Leaseable area	79,048	79,945	79,945	95,001	95,001
Occupancy	93.1%	94.0%	96.4%	98.3%	98.9%
Rent ARS/sqm	337	332	239	226	218
Rent USD/sqm	25.9	25.6	25.3	24.8	24.8

Total leasable area during the third quarter of 2016 was 79,048 sqm, smaller than the office stock recorded in 2015, reflecting the partial sales of the Intercontinental Plaza building. The occupancy rate of the portfolio stood at 93%, slightly lower than in the previous quarter, mainly due to the partial sale of the Intercontinental building, whose occupancy rate was higher than the portfolio’s average. As compared to the same quarter of 2015, occupancy dropped 5.8 pp due to the vacancy of two floors in the Republica building in the second quarter of 2016, which we expect to occupy in the short term. Rental prices stood at USD 25.9 per square meter, slightly above the previous quarters.

Below is information on our office segment and other lease properties as of March 31, 2016.
 (ARS thousand)

	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy Percentage (2)	IRSA Propiedades Comerciales’ Effective Interest	Book Value (3)
Offices
Edificio República	04/28/08	19,885	90%	100%	676,257
Torre BankBoston (Della Paolera)	08/27/07	14,873	94%	100%	515,665
Intercontinental Plaza	11/18/97	6,569	100%	100%	196,865
Bouchard 710	06/01/05	15.014	100%	100%	498,982
Suipacha 652/64	11/22/91	11,465	77%	100%	114,476
Dot Building (6)	11/28/06	11,242	100%	80%	116,493
Subtotal Offices		79,048	93%	N/A	2,118,738
Other Properties
Ex - Nobleza Piccardo(4)	05/31/11	109,610	75%	50%	9,962
Other Properties (5)	N/A	38,646	43%	N/A	205,916
Subtotal Other Properties		148,256	66%	N/A	215,878
TOTAL OFFICES AND OTHER		227,304	76%	N/A	2,334,616

(1) Total leaseable area for each property as of 03/31/16. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leasable area as of 03/31/16.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
(4) Through Quality Invest S.A.
(5) Includes the following properties: Ferro, Dot Adjacent Lot, Anchorena 665, Chanta IV, Lujan lot and Intercontinental Lot. (6) Through PAMSA (Panamerican Mall S.A.)

IV. Other

This item includes the “Sales and Developments” and “Financial Transactions” segments.

	Sales and Developments(1)			Financial Transactions(2)
in ARS Million	9M 16	9M 15	YoY Var	9M16	9M15	YoY Var
Revenues	1.9	3.7	-49.6%	0.6	0.1	534.7%
Operating income	143.3	3.4	4,117.4%	-0.4	8.6	-105.1%
Depreciation and Amortization	0.5	0.0	-	-	-	-
EBITDA	143.8	3.4	4,132.2%	-0.4	8.6	-105.1%

(1)	Includes Torres Rosario Project (Condominios del Alto I).

(2)	20% interest held in Tarshop, residual business of Apsamedia and Avenida Inc.

The Sales and Developments segment posted a significant rise in Operating Income and EBITDA, mainly due to two partial sales in the Intercontinental Plaza building, one of 5,963 square meters for ARS 324 million during the first quarter and the other of 851 square meters for ARS 41.5 million during the third quarter.

The Financial Transactions segment recorded marginal results during the period under analysis, compared to income of ARS 8.6 million during the first nine months of fiscal year 2015, explained by the sale of 5% of our interest in our associate Avenida Inc., recorded as “Other operating income, net”.

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IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2016

V. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Segment Income Statement but not in the Income Statement.

For the nine-month period ended March 31, 2016
(stated in millions of pesos)

Item	Income by Segment	Common Expenses and Common Promotional Fund Adjustment	Joint ventures (1)	Inter-segment eliminations	Income statement
Revenues	1,936.6	878.3	-15.9	0.0	2,799.0
Costs	-345.2	-891.0	9.4	0.0	-1,226.8
Gross Profit	1,591.4	-12.7	-6.5	0.0	1,572.2
Income from sale of properties	175.6	0.0	0.0	0.0	175.6
General and administrative expenses	-162.7	0.0	0.4	0.1	-162.2
Selling expenses	-118.2	0.0	2.0	0.0	-116.2
Other operating results, net	-23.6	0.0	1.6	-0.1	-22.1
Operating income	1,462.5	-12.7	-2.5	0.0	1,447.3

(1) Includes operating results from La Ribera Shopping and San Martín Plot (50%).

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IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2016

VI. Consolidated Financial Debt

As of March 31, 2016, IRSA Propiedades Comerciales S.A. had a net debt of USD 213.4 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Issue Currency	Outstanding Amount (USD million) (1)	Rate	Maturity
Bank overdrafts	ARS	16.4	Variable	< 360 days
CP Bank Loan	ARS	4.9	23.00%	30-Sep-16
APSA 2017 Notes, Series 1(3)	USD	60.8	7.88%	11-May-17
IRSA CP Notes, Series 1 ARS	ARS	27.7	26.5%/ Badlar + 400 bps	20-Mar-17
Other Loans		1.7
Asset Purchase Debt (4)	USD	127.5	8.50%	20-Jul-20
IRSA CP Notes, Series 2	USD	360.0	8.75%	01-Mar-23
Total IRSA CP’s Debt	USD	599.0
Cash and Cash Equivalents + Investments (5)	USD	383.9
Debt Repurchase (2)	USD	1.7
Consolidated Net Debt	USD	213.4

(1) Principal amount at an exchange rate of ARS 14.70, without considering accrued interest or eliminations of balances with subsidiaries.
(2) As of March 31, 2016, the Company holds bonds for a principal amount of US$1.7 million.
(3) The aggregate outstanding amount was redeemed on May 4 past.
(4) The aggregate outstanding amount was redeemed on April 6 past.
(5) Includes Cash and cash equivalents, Investments in Current Financial Assets and a loan to a subsidiary of our controlling company IRSA Inversiones y Representaciones S.A.

Tender Offer and Consent Solicitation for IRSA CP’s Notes, Series 1.

On March 3, 2016, IRSA CP announced the launch of a cash tender offer for any and all of IRSA CP’s outstanding 7.875% Notes due 2017, Series No. 1.

In conjunction with the Tender Offers, IRSA CP solicited from holders of the IRSA CP Notes consents to certain proposed amendments to the indenture, dated as of May 11, 2007, which would eliminate substantially all of the restrictive covenants and modify or eliminate certain events of default and certain other provisions in the IRSA CP Notes Indenture and the IRSA CP Notes.

The following table sets forth certain information on the principal payment terms of the Tender Offer and Consent Solicitation.

Existing Notes	CUSIP Numbers	ISINs	Principal Amount Outstanding	Purchase Price	Early Tender Payment	Consent Payment	Total Consideration
7.875% Notes due 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	USD 120,000,000	USD 974.50	USD 30.00	N/A	USD 1,004.50

The tender offers were subject to certain conditions, including (i) the consummation of a contemporaneous offering of notes in the international capital markets by IRSA CP in order to finance the tender offers; and (ii) related repayment by IRSA CP of the US$240.0 million unpaid balance of the purchase price owing by IRSA CP to IRSA for its purchase of office buildings and land reserves in December 2014.

On April 4, 2016, IRSA CP announced the final results of the tender offer and consent solicitation, as described in the following table:
Existing Notes	CUSIP Numbers	ISINs	Principal Amount Outstanding	Approximate Amount of Existing Notes Tendered	Approximate Percentage of Existing Notes Tendered	Approximate Percentage of Consents Received
7.875% Notes due 2017	02151PAB3 / P0245MAC3	US02151PAB31 / USP0245MAC30	USD 120,000,000	US$59,504,000	49.59%	49.59%

On March 28, 2016 and April 8, 2016, IRSA CP purchased USD 59,152,000 and USD 352,000, respectively, in aggregate principal amount of the 7.875% Notes due 2017, Series 1, and also on those dates it instructed the Trustee to repay USD 59,504,000 in aggregate principal amount of such Notes. After those repayments, the aggregate principal amount of outstanding 7.875% Notes due 2017, Series 1, issued by IRSA CP is USD 60,496,000.

On April 4, 2016, the Board of Directors of IRSA CP approved the repayment of the outstanding balance of USD 60,496,000 of IRSA CP’s Notes, Series 1. Payment of such Notes was made on May 4, 2016.

Issue of IRSA CP’s 8.75% Notes due 2023, Series 2

On March 23, 2016, IRSA CP issued Notes for an aggregate principal amount of USD 360 million under our Global Note Program. The Series 2 Notes accrue interest semi-annually, at a fixed rate of 8.75% per annum, and are repayable upon maturity, on March 23, 2013. Their issue price was 98.722% of the principal amount.

IRSA CP’s Notes due 2023 are subject to certain Covenants, Events of Default and Limitations, such as the Limitation on Incurrence of Additional Indebtedness, Limitation on Restricted Payments, Limitation on Transactions with Affiliates, and Limitation on Merger, Consolidation and Sale of All or Substantially All Assets.

To incur additional indebtedness, IRSA CP is required to meet the Consolidated Interest Coverage Ratio on additional indebtedness, which should be greater than 2.00. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Series 2 Notes contain financial covenants limiting IRSA CP’s ability to declare or pay dividends in cash or in kind, unless the following conditions have been met at the time of payment:

A)           no Event of Default shall have occurred and be continuing;

B)	IRSA CP is able to incur at least USD 1.00 of Additional Indebtedness under the “Limitation on Incurrence of Additional Indebtedness”; and

C)	the aggregate amount of such Restricted Payment exceeds the sum of:

(i)
100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

(ii)
any reductions of Indebtedness of the Issuer or its Subsidiaries after the Issue Date (other than Indebtedness of Subsidiaries owed to the Issuer) by conversion or exchange to Capital Stock of the Issuer or its Subsidiaries.

VII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net earnings of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

•	additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned.

Year	Cash dividends	Stock dividends	Total per share
	(ARS)		(ARS)
2005	14,686,488	-	0.0188
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016*	283,580,353		0.2250
* Pursuant to declaration dated November 3, 2015 and outstanding payment as from November 17, 2015 (See subsequent events).

VIII. Relevant and Subsequent Events

January 2016:

Payment of Outstanding Dividends to ADR Holders

On January 12, and 13, 2016, the Company made available to its ADR holders cumulative dividends declared in June 2014, November 2014, March 2015 and November 2015 that were outstanding payment, as detailed below:

Dividend Declaration	Record Date	Distribution Date	Distributable Amount* (ARS)	USD/ADR*
06/18/2014	06/27/2014	01/12/2016	2,782,371.63	0.595171
11/06/2014	11/20/2014	01/13/2016	1,467,903.91	0.343942
03/30/2015	04/14/2015	01/12/2016	3,123,657.91	0.740244
11/03/2015	11/16/2015	01/13/2016	2,976,289.53	0.703246
*Amount before taxes.

April 2016: Repayment of Intercompany Loan

On April 6, 2016, the Company repaid the intercompany loan balance owed to its controlling company IRSA Inversiones y Representaciones S.A. for USD 240 million, plus accrued interest, incurred as a result of the purchase of the office portfolio in December 2014.

April 2016: Purchase of offices and parking spaces to be built in the “Catalinas” site

On April 7, 2016, the Company purchased from its controlling company IRSA Inversiones y Representaciones S.A. (“IRSA”) 16,012 square meters, consisting of 14 floors (from 13 to 16 and from 21 to 30) intended for long-term lease, and 142 parking spaces of the building to be built in the “Catalinas” area, in the City of Buenos Aires. The building will have a gross leaseable area of 35,468 square meters distributed over 30 office floors and 316 parking spaces in 4 underground levels. Surrender of possession is expected to take place in December 2019, and the deed of conveyance is planned to be executed in December 2020.

The transaction price was set considering two components: a “Fixed” portion, relating to the incidence of the land over the square meters purchased by the company, for an amount of ARS 455.7 million (approximately USD 1,600 + VAT per square meter), which was paid on the date hereof, and a “Determinable” portion, as to which IRSA will pass through to the company only the actual cost of the works per square meter.

This purchase will allow IRSA Propiedades Comerciales to continue growing in the Argentine commercial real estate segment, adding more Premium square meters to one of the best office buildings to be built in the City of Buenos Aires.

IX. Summary Comparative Consolidated Balance Sheet

	03.31.2016	03.31.2015	03.31.2014
Non-current assets	4,743,795	5,169,271	2,183,110
Current assets	7,040,707	1,271,772	1,159,707
Total	11,784,502	6,441,043	3,342,817
Non-current Liabilities	5,562,924	3,573,682	1,387,373
Current Liabilities	4,726,262	1,830,919	785,602
Subtotal	10,289,186	5,404,601	2,172,975
Minority Interest	261,863	218,034	188,376
Shareholders’ Equity	1,495,316	1,036,442	1,169,842
Total	1,757,179	1,254,476	1,358,218

X. Summary Comparative Consolidated Income Statement

	03.31.2016	03.31.2015	03.31.2014
Operating income	1,447,265	893,399	710,341
Results from interests in associates and joint ventures	-18,842	21,749	-5,086
Income before financial results and income tax	1,428,423	915,148	705,255
Financial income	527,358	79,369	99,240
Financial cost	-2,666,652	-390,274	-438,427
Other financial results	1,512,024	92,565	128,097
Financial income / (loss), net	-627,270	-218,340	-211,090
Income / (loss) before income tax	801,153	696,808	494,165
Income tax expense	-160,780	-225,810	-174,961
Net income	640,373	470,998	319,204
Total comprehensive net income	640,373	470,998	319,204

Attributable to:
Controlling company’s shareholders	558,720	441,364	289,446
Non-controlling interest	81,653	29,634	29,758

XI. Summary Comparative Consolidated Cash Flow

	03.31.2016	03.31.2015	03.31.2014
Net cash generated by operating activities	340,908	815,448	648,009
Net cash used in investing activities	-169,039	-517,366	-322,437
Net cash (used in) / generated by financing activities	3,774,517	-316,854	-416,280
Net increase / (decrease) in cash and cash equivalents	3,946,386	-18,772	-90,708

XII.	Comparative Ratios

	03.31.2016		03.31.2015		03.31.2014
Liquidity
Current Assets	7,040,707	= 1.49	1,271,772	= 0.69	1,159,707	= 1.48
Current Liabilities	4,726,262		1,830,919		785,602

Indebtedness
Total Liabilities	10,289,186	= 6.88	5,404,601	= 5.21	2,172,975	= 1.86
Shareholders’ Equity	1,495,316		1,036,442		1,169,842

Solvency
Shareholders’ Equity	1,495,316	= 0.15	1,036,442	= 0.19	1,169,842	= 0.54
Total Liabilities	10,289,186		5,404,601		2,172,975

Capital Assets
Non-current Assets	4,743,795	= 0.40	5,169,271	= 0.80	2,183,110	= 0.65
Total Assets	11,784,502		6,441,043		3,342,817

5

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of March 31, 2016

XIII. Brief comment on prospects for the next quarter

IRSA Propiedades Comerciales S.A. continues to record sound growth in both its shopping center and Premium office businesses, maintaining a high occupancy in both segments. Customer flow in our shopping centers keeps increasing and tenants continue to choose us to showcase their brands.

We will remain active during the year by promoting marketing actions, events and promotions in our shopping centers, which have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we plan to optimize even further the performance of our current shopping centers through improvements that result in taking better advantage of the leaseable square meters and creating higher functionality and appeal for the benefit of consumers, retailers and tenants alike. Along these lines, we have launched a project for expanding our Alto Palermo shopping center, which is strategically located in the heart of the city and generates the highest sales per square meter in our portfolio. The project adds approximately 4,000 square meters of gross leaseable area to the shopping center, and works are expected to start during the next fiscal year.

Offices continue to exhibit sound rental prices in USD per sqm and similar occupancy rates as those observed in the previous quarter, standing at 93%. We have recorded better results from this segment during the quarter under review, thanks to the variation in the exchange rate, and we expect to obtain sound results during the next quarter.

We have recently launched an office building project in the commercial complex adjacent to our Dot Baires shopping center. The project, known as “Polo Dot”, will include, in a first stage, the development of a 11-floor, 30,000-square meter office building in a property owned by the company. Works will start during the next fiscal year, and we have had a large demand for Premium office spaces in this emerging new commercial hotspot.

We are optimistic about the opportunities that may arise in Argentina with the new administration towards the end of fiscal year 2016 and the start of the next fiscal year. We have a large reserve of lands for future shopping center and office development projects in an industry scenario with high growth potential.

We hope that during the last quarter of fiscal year 2016 and over the next fiscal year, IRSA Propiedades Comerciales will continue to consolidate as the leading commercial real estate company in Argentina, adding new properties and footage to its current portfolio, new leading brands and different formats to keep growing in Argentina, by offering the best commercial proposals to our visitors and top-quality spaces to our lessees. Given our financial position, experience in seizing market opportunities and franchise for accessing the capital markets, we remain confident in the growth and consolidation of our portfolio.

6